Form 40-F
period 2025-03-31
ATS Corp /ATS
filed 2025-05-29
CIK 1394832

Exhibit 99.3

ATS CORPORATION

Annual Audited Consolidated Financial Statements

For the year ended March 31, 2025

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting ("ICFR"). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal controls over financial reporting were not effective as of March 31, 2025. The details of this evaluation and conclusion are documented in the Company's Annual MD&A under the heading "Internal Control over Financial Reporting."

However, giving full consideration to the ICFR conclusion, Management has concluded that the Audited Consolidated Financial Statements present fairly, in all material respects, the Company’s financial position, the results of its operations and its cash flows for each of the periods presented in accordance with International Financial Reporting Standards ("IFRS").

Andrew Hider Ryan McLeod
Chief Executive Officer Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
ATS Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of ATS Corporation (the “Company”) as of March 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 29, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Estimated costs to complete on long-term revenue construction contracts
Description of the Matter	The Company is involved in the design and build of custom-engineered automated manufacturing and test systems, which consist of long-term projects that can span from several months to several years. Revenue from these fixed-price construction contracts is recognized over time based on the percentage-of-completion method. This method is measured by reference to costs incurred to date as a percentage of the total estimated costs to complete a contract. The Company’s policy for revenue recognition together with the related critical accounting estimates and judgments are described in notes 3 and 4 of the consolidated financial statements. The Company recognized $1,311,119 thousand of revenues on long-term construction contracts for the year ended March 31, 2025.

Auditing the Company’s estimated costs to complete on fixed-price construction contracts that were open at period-end was complex due to the significant estimation uncertainty and judgment involved in evaluating the assumptions made by management in the creation of and subsequent updates to the estimated costs to complete analyses. The total estimated costs to complete a contract influences the timing of revenue and profit recognition and can have a material impact on the amount of revenue and profit recognized. The significant assumptions include those related to estimated future labour and materials costs. These assumptions are subjective due to the long-term and unique nature of many of the projects and are dependent on the status of the individual project as of the period-end date.

How We Addressed the Matter in Our Audit	To test the estimated costs to complete on open fixed-price construction contracts, our audit procedures included, among others, selecting a sample of open contracts and agreeing the key terms of contractual arrangements and change orders to management’s contract analysis and revenue calculations. We inquired and evaluated the consistency of responses obtained from operational personnel across various levels of management regarding risks and uncertainties related to the completion of the contract, as well as the nature of the work yet to be completed and estimated costs to complete such work. We compared a sample of estimated labour and materials costs to complete used in the determination of revenue recognition to vendor quotes, purchase orders, contractual labour rates or actual costs incurred for comparable completed contracts. We compared the margin of open fixed-price construction contracts as at period-end to the estimate of margin at inception of the project as well as the actual prior year-end margin, when applicable, and investigated differences outside our expectation. We also assessed the adequacy of disclosures that describe the areas of judgement and estimation uncertainties involving revenue recognition for open fixed-price construction contracts.

Valuation of acquired intangible assets in Paxiom Group business combination
Description of the Matter	The Company completed the acquisition of Paxiom Group during the year ended March 31, 2025 as disclosed in note 5 of the consolidated financial statements. The total purchase price of the business combination was $146,438 thousand. The purchase price allocation included intangible assets comprised of technology, customer relationships and brands of $67,100 thousand as at the acquisition date. To value these assets, the Company used a discounted cash flow model.

Auditing the Company's accounting for its acquisition of Paxiom Group was complex due to the significant estimation uncertainty in the Company’s determination of the fair value of identified intangible assets acquired. The significant estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The significant assumptions used to estimate the value of the intangible assets include forecasted revenue growth rates, margin percentages, attrition rates, and discount rates. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	To test the estimated fair value of the technology, customer relationships and brand intangible assets, we performed audit procedures that included, among others, evaluating the Company's selection of the valuation methodology, evaluating the methods and significant assumptions used by management, and evaluating the completeness and accuracy of the underlying data supporting the significant assumptions and estimates. We assessed the appropriateness of forecasted revenue growth rates, margin percentages, and attrition rates used in the estimation of fair value of the intangible assets acquired by comparing to historical performance, similar acquisitions made by the Company, market data, and industry trends. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates, including the attrition rates, revenue growth rates, margin percentages and discount rates, by comparing them to current industry and comparable company information.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

We have served as the Company's auditor since 2009

Toronto, Canada
May 29, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
ATS Corporation

Opinion on Internal Control Over Financial Reporting

We have audited ATS Corporation’s (the “Company”) internal control over financial reporting as of March 31, 2025, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, because of the effect of the material weaknesses described below, on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2025 based on the COSO criteria.

As indicated in the accompanying Management’s Annual Report on Internal Controls over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Paxiom and Heidolph, which is included in the 2025 consolidated financial statements of the Company and constituted 6% and 10% of total and net assets, respectively, as of March 31 and 3% and 17% of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Paxiom and Heidolph.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment. Management has identified a material weakness with respect to: insufficient evidencing of review procedures performed; insufficient design and implementation of controls over completeness and accuracy of data used in the performance of controls; design and operating effectiveness of information technology controls over certain systems, including automated process level controls and manual controls that depend on the information derived; and, precision of internal controls associated with accounting for certain revenue arrangements under IFRS 15.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of March 31, 2025 and 2024 and the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for the years ended March 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). The material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and this report does not affect our report dated May 29, 2025 which expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada
May 29, 2025

ATS CORPORATION
Consolidated Statements of Financial Position
(in thousands of Canadian dollars)

As at March 31	Note	2025	2024
ASSETS	16
Current assets
Cash and cash equivalents		$225,947	$170,177
Accounts receivable	22	719,435	471,345
Income tax receivable		32,065	13,428
Contract assets	22	503,552	704,703
Inventories	6	320,172	295,880
Deposits, prepaids and other assets	7	104,179	98,161
		1,905,350	1,753,694
Non-current assets
Property, plant and equipment	10	325,048	296,977
Right-of-use assets	8, 21	122,291	105,661
Long-term deposits	7	4,992	—
Other assets	9	7,062	18,416
Goodwill	11	1,394,576	1,228,600
Intangible assets	12, 21	758,531	679,547
Deferred income tax assets	18	104,022	5,904
		2,716,522	2,335,105
Total assets		$4,621,872	$4,088,799
LIABILITIES AND EQUITY
Current liabilities
Bank indebtedness	16	$27,271	$4,060
Accounts payable and accrued liabilities		665,109	604,488
Income tax payable		40,073	44,732
Contract liabilities	22	330,134	312,204
Provisions	14	29,960	35,978
Current portion of lease liabilities	8	32,694	27,571
Current portion of long-term debt	16	219	176
		1,125,460	1,029,209
Non-current liabilities
Employee benefits	15	25,805	24,585
Long-term provisions	14	1,000	—
Long-term lease liabilities	8	96,699	83,808
Long-term debt	16	1,543,459	1,171,796
Deferred income tax liabilities	18	100,573	81,353
Other long-term liabilities	9	19,519	14,101
		1,787,055	1,375,643
Total liabilities		$2,912,515	$2,404,852
Commitments and contingencies	16, 20
EQUITY
Share capital	17	$842,015	$865,897
Contributed surplus		36,539	26,119
Accumulated other comprehensive income		166,855	64,155
Retained earnings		660,368	724,495
Equity attributable to shareholders		1,705,777	1,680,666
Non-controlling interests		3,580	3,281
Total equity		1,709,357	1,683,947
Total liabilities and equity		$4,621,872	$4,088,799

On behalf of the Board:
David McAusland Joanne S. Ferstman
Director Director

ATS CORPORATION
Consolidated Statements of Income (Loss)
(in thousands of Canadian dollars, except per share amounts)

Years ended March 31	Note	2025	2024

Revenues	21, 22	$2,533,288	$3,032,883

Operating costs and expenses
Cost of revenues	23	1,886,641	2,177,379
Selling, general and administrative	23	604,241	503,533
Restructuring costs	14	23,972	22,790
Stock-based compensation	19	9,178	13,790

Earnings from operations		9,256	315,391

Net finance costs	24	92,194	68,704

Income (loss) before income taxes		(82,938)	246,687

Income tax expense (recovery)	18	(54,960)	52,506

Net income (loss)		$(27,978)	$194,181

Attributable to
Shareholders		$(28,049)	$193,735
Non-controlling interests		71	446
		$(27,978)	$194,181

Earnings (loss) per share attributable to shareholders
Basic	25	$(0.29)	$1.98
Diluted	25	$(0.29)	$1.97

See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Consolidated Statements of Comprehensive Income
(in thousands of Canadian dollars)

Years ended March 31	Note	2025	2024
Net income (loss)		$(27,978)	$194,181

Other comprehensive income (loss):

Items to be reclassified subsequently to net income (loss):

Currency translation adjustment (net of income taxes of $nil)		122,614	(2,805)

Net unrealized gain (loss) on derivative financial instruments designated as cash flow hedges	13	(18,165)	5,364
Tax impact		4,555	(1,337)

Loss transferred to net income (loss) for derivatives designated as cash flow hedges	13	3,620	1,786
Tax impact		(924)	(438)

Cross-currency interest rate swap adjustment	13	(3,839)	1,016
Tax impact		960	(254)

Variable for fixed interest rate swap adjustment	13	(7,732)	732
Tax impact		1,933	(183)

Items that will not be reclassified subsequently to net income (loss):

Actuarial losses on defined benefit pension plans	15	(133)	(561)
Tax impact		13	155

Other comprehensive income		102,902	3,475

Comprehensive income		$74,924	$197,656

Attributable to
Shareholders		$74,531	$197,444
Non-controlling interests		393	212
		$74,924	$197,656

See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Consolidated Statements of Changes in Equity
(in thousands of Canadian dollars)

Year ended March 31, 2025
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
Net income (loss)	—	—	(28,049)	—	—	—	71	(27,978)
Other comprehensive income (loss)	—	—	(120)	122,292	(19,592)	102,700	322	102,902
Total comprehensive income (loss)	—	—	(28,169)	122,292	(19,592)	102,700	393	74,924

Purchase of non-controlling interest 5	—	—	94	—	—	—	(94)	—
Stock-based compensation	—	10,564	—	—	—	—	—	10,564
Exercise of stock options	639	(144)	—	—	—	—	—	495
Common shares held in trust (note 19)	(14,690)	—	—	—	—	—	—	(14,690)
Repurchase of common shares (note 17)	(9,831)	—	(36,052)	—	—	—	—	(45,883)

Balance, as at March 31, 2025	$842,015	$36,539	$660,368	$170,927	$(4,072)	$166,855	$3,580	$1,709,357

Year ended March 31, 2024
	Share capital	Contributed surplus	Retained earnings	Currency translation adjustments	Cash flow hedge reserve	Total accumulated other comprehensive income	Non-controlling interests	Total equity

Balance, as at March 31, 2023	$520,633	$15,468	$530,707	$51,206	$8,834	$60,040	$3,735	$1,130,583
Net income	—	—	193,735	—	—	—	446	194,181
Other comprehensive income (loss)	—	—	(406)	(2,571)	6,686	4,115	(234)	3,475
Total comprehensive income (loss)	—	—	193,329	(2,571)	6,686	4,115	212	197,656

Purchase of non-controlling interest	—	—	471	—	—	—	(666)	(195)
Stock-based compensation	—	11,253	—	—	—	—	—	11,253
Exercise of stock options	2,754	(602)	—	—	—	—	—	2,152
U.S. initial public offering	366,332	—	—	—	—	—	—	366,332
Common shares held in trust	(23,820)	—	—	—	—	—	—	(23,820)
Repurchase of common shares	(2)	—	(12)	—	—	—	—	(14)

Balance, as at March 31, 2024	$865,897	$26,119	$724,495	$48,635	$15,520	$64,155	$3,281	$1,683,947
See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Consolidated Statements of Cash Flows
(in thousands of Canadian dollars)

Years ended March 31	Note	2025	2024

Operating activities
Net income (loss)		$(27,978)	$194,181
Items not involving cash
Depreciation of property, plant and equipment	10	33,674	28,455
Amortization of right-of-use assets	8	33,824	29,656
Amortization of intangible assets	12	85,172	83,063
Deferred income taxes	18	(84,546)	(29,915)
Other items not involving cash		(16,971)	(20,277)
Stock-based compensation	19	10,564	11,253
Change in non-cash operating working capital	26	(7,968)	(275,636)
Cash flows provided by operating activities		$25,771	$20,780

Investing activities
Acquisition of property, plant and equipment	10	$(33,952)	$(58,830)
Acquisition of intangible assets	12	(44,078)	(29,628)
Business acquisitions, net of cash acquired	5	(179,389)	(276,538)
Settlement of cross-currency interest rate swap instrument	9	(16,555)	—
Proceeds from disposal of property, plant and equipment		5,532	23,211
Cash flows used in investing activities		$(268,442)	$(341,785)

Financing activities
Bank indebtedness		$22,478	$(1,527)
Repayment of long-term debt		(573,777)	(798,378)
Proceeds from long-term debt		907,015	816,514
Settlement of cross-currency interest rate swap instrument	9	24,262	—
Proceeds from exercise of stock options		495	2,152
Proceeds from U.S. initial public offering, net of issuance fees	17	—	362,072
Purchase of non-controlling interest		—	(195)
Repurchase of common shares	17	(44,983)	(14)
Acquisition of shares held in trust	19	(14,690)	(23,820)
Principal lease payments		(30,519)	(26,080)
Cash flows provided by financing activities		$290,281	$330,724

Effect of exchange rate changes on cash and cash equivalents		8,160	591

Increase in cash and cash equivalents		55,770	10,310

Cash and cash equivalents, beginning of year		170,177	159,867

Cash and cash equivalents, end of year		$225,947	$170,177

Supplemental information
Cash income taxes paid		$61,936	$49,511
Cash interest paid		$95,151	$68,526

See accompanying notes to the consolidated financial statements.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

1. CORPORATE INFORMATION

ATS Corporation and its subsidiaries (collectively, "ATS" or the "Company") is an industry leader in planning, designing, building, commissioning and servicing automated manufacturing systems - including automation products and test solutions - for a broadly-diversified base of customers.

The Company is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol "ATS" and is incorporated and domiciled in Ontario, Canada. The address of its registered office is 730 Fountain Street North, Cambridge, Ontario, Canada.

The annual audited consolidated financial statements of the Company for the year ended March 31, 2025 were authorized for issue by the Board of Directors (the "Board") on May 28, 2025.

2. BASIS OF PREPARATION

These consolidated financial statements were prepared on a historical cost basis, except for derivative instruments that have been measured at fair value. The annual audited consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest thousand, except where otherwise stated.

Statement of compliance
These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its subsidiaries. Subsidiaries are those entities where the Company directly or indirectly owns the majority of the voting power or can otherwise control the activities. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Non-controlling interests in the equity and results of the Company's subsidiaries are presented separately in the consolidated statements of income (loss) and within equity on the consolidated statements of financial position.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The Company's material subsidiaries are Automation Tooling Systems Enterprises GmbH, ATS Automation Holdings Limited, ATS Industrial Automation Inc., Automation Tooling Systems Enterprises Inc. and ATS Automation Tooling Systems GmbH. The Company has a 100% voting and equity securities interest in each of these corporations. All material intercompany balances, transactions, revenues and expenses and profits or losses, including dividends resulting from intercompany transactions, have been eliminated on consolidation.

3. SUMMARY OF MATERIAL ACCOUNTING POLICIES

(a) Business combinations and goodwill: Business combinations are accounted for using the acquisition method. The cost of the acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the Company measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs are expensed as incurred.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

When the Company acquires a business, it assesses the assets and liabilities assumed based upon the estimated fair values at the date of acquisition, except where specific exceptions are provided in IFRS 3 - Business Combinations ("IFRS 3"). The Company determines the fair value of the assets acquired and the liabilities assumed based on discounted cash flows, market information and information that is available to the Company.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes in the fair value of the contingent consideration that is deemed to be an asset or liability will be recognized in accordance with IFRS 9 - Financial Instruments ("IFRS 9") in consolidated statements of income (loss). If the contingent consideration is classified as equity, it will not be remeasured. Subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of IFRS 9, it is measured in accordance with the appropriate IFRS standard.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net identifiable assets of the acquiree at the date of acquisition.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to cash-generating units ("CGUs") or groups of CGUs based on the level at which management monitors it. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative fair values of the operation disposed of and the portion of the CGU retained.

(b) Foreign currency: Functional currency is the currency of the primary economic environment in which the subsidiary operates and is normally the currency in which the subsidiary generates and uses cash. Each subsidiary in the Company determines its own functional currency, and items included in the consolidated financial statements of each subsidiary are measured using that functional currency. The Company's functional and presentation currency is the Canadian dollar.

Transactions
Foreign currency transactions are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate at the reporting date. All differences are recorded in the consolidated statements of income (loss). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

Translation
The assets and liabilities of foreign operations are translated into Canadian dollars at period-end exchange rates, and their revenue and expense items are translated at exchange rates prevailing at the dates of the transactions. The resulting exchange differences are recognized in other comprehensive income. On disposal of a foreign operation, the component of other comprehensive income relating to that particular foreign operation is recognized in the consolidated statements of income (loss).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(c) Revenue: The Company recognizes revenue from construction contracts, the sale of goods, and by services rendered, in accordance with IFRS 15 - Revenue from Contracts with Customers ("IFRS 15"). Revenue is measured based on the consideration specified in a contract and the Company recognizes revenue when it transfers control of a product or provides a service to a customer. If the contract includes variable consideration, such as volume rebates, the Company only includes the amount in the transaction amount if it is measurable and highly probable to occur. With respect to incremental costs such as sales commissions incurred in obtaining a contract, the Company has elected to apply the practical expedient to expense these costs.

Construction contracts
A construction contract generally includes the design, manufacture and installation of new equipment for a customer's system. The Company generally considers a construction contract to contain one performance obligation. However, the Company may provide several distinct goods or services as part of a contract, in which case, the Company separates the contract into more than one performance obligation. If a contract is separated into more than one performance obligation, the total transaction price is allocated to each performance obligation in an amount based on the estimated relative standalone selling prices of the promised goods or services underlying each performance obligation.

The Company typically satisfies construction contract performance obligations over time; therefore, the Company recognizes revenue over time as the performance obligations are satisfied using the stage of completion method as described below:

•The stage of completion of fixed price contracts is measured based on costs incurred, as a percentage of total costs anticipated on each contract.

•The stage of completion of time and material contracts is measured using the right to invoice practical expedient - revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. Amounts received in advance of the associated contract work being performed are recorded as contract liabilities. Revenue is recognized without issuing an invoice and this entitlement to consideration is recognized as a reduction of the contract liability or as a contract asset. Payment terms on time and material contracts are normally based on a monthly billing cycle. When the contract outcome cannot be measured reliably, revenue is recognized only to the extent that the expenses incurred are eligible to be recovered. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

Sale of goods
Revenue related to the sale of goods is recognized at a point in time when the Company satisfies a performance obligation and control of the asset is transferred to the customer. In determining satisfaction of a performance obligation, the Company considers the terms of the contract, including shipping terms, and transfer of title and risk.

Services rendered
A service contract can include modifications to existing customer equipment, maintenance services, training, line relocation, onsite support, field service, remote support and consulting services. The Company generally considers service contracts to contain one performance obligation, which is satisfied over time. Therefore, revenue is recognized over time, using the stage of completion method described below:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

•The stage of completion of fixed price contracts to provide specified services at specific times is measured based on costs incurred, excluding costs that are not representative of progress to completion, as a percentage of total costs anticipated on each contract.

•The stage of completion of fixed price contracts to provide an indeterminable number of services over a specified period of time is measured based on contract term elapsed as a percentage of the full contract term.

•The stage of completion of time and material contracts is measured using the right to invoice practical expedient - revenue is recognized at the contractual rates as labour hours are delivered and direct expenses are incurred.

Payment terms on service contracts are similar to construction contracts. Provisions for estimated losses on incomplete contracts are made in the period that losses are determined.

Revenue-related assets and liabilities:

Trade receivables
A trade receivable represents the Company's right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Trade receivables are typically due upon issuance of an invoice. Payment terms on fixed price contracts are normally based on set milestones outlined in the contract. The ATS generally accepted payment terms (with regard to customer contracts) make it improbable that a significant financing component would exist in contracts with customers. If there is a variable consideration component to a contract, it is only included in the transaction price when it is highly probable that the consideration will result in revenue and can be reliably measured.

Contract assets
Contract assets represent the right to consideration in exchange for goods or services that have been transferred to a customer. These assets are transferred to accounts receivable when the right to receive the consideration becomes unconditional.

Contract liabilities
Contract liabilities represent the obligation to transfer goods and services to a customer for which the Company has received consideration (or an amount of consideration is due) from the customer. Contract liabilities are recognized as revenue when the Company performs under the contract.

Unearned revenue
Unearned revenue relates to deposits or prepayments from customers for service and sale of goods contracts where revenue is earned at a point in time.

(d) Investment tax credits and government grants: Investment tax credits are accounted for as a reduction in the cost of the related asset or expense where there is reasonable assurance that such credits will be realized. Government grants are recognized when there is reasonable assurance that the grant will be received and all attached conditions will be met. When the grant relates to an expense item, it is deducted from the cost that it is intended to compensate. When the grant relates to an asset, it is deducted from the cost of the related asset. If a grant becomes repayable, the inception-to-date impact of the assistance previously recognized in income is reversed immediately in the period in which the assistance becomes repayable.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(e) Taxes:

Current income tax
Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, by the reporting date, in the countries where the Company operates and generates taxable income. Current income tax related to items recognized directly in equity is also recognized in equity and not in the consolidated statements of income (loss). Management periodically evaluates positions taken in the tax filings with respect to situations in which applicable tax regulations are subject to interpretation, and establishes provisions where appropriate.

Deferred income tax
Deferred income tax is provided using the liability method on temporary differences at the reporting date between the tax basis of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset will be realized or the liability will be settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date.

Deferred income taxes are recognized for all taxable temporary differences, except:

•When the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•In respect of taxable temporary differences associated with investments in subsidiaries and interests in joint operations, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences and carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax credits and unused tax losses can be utilized, except:

•When the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

•In respect of deductible temporary differences associated with investments in subsidiaries and interests in joint operations, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that all or part of the deferred income tax asset will be utilized. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable the benefit will be recovered.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Deferred income tax related to items recognized outside profit or loss is also recognized outside profit or loss. Deferred income tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity.

Income tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances existing at the acquisition date changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it occurs during the measurement period or in profit or loss.

Revenues, expenses and assets are recognized net of the amount of sales tax, except where the sales tax incurred on a purchase of assets or services is not recoverable from the taxation authority, in which case the sales tax is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable. Receivables and payables are stated with the amount of sales tax included.

The net amount of sales tax recoverable from, or payable to, the taxation authority is included as part of accounts receivable or accounts payable and accrued liabilities on the consolidated statements of financial position.
(f) Property, plant and equipment: Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing component parts of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, ATS derecognizes the replaced part and recognizes the new part with its own associated useful life and depreciation. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognized in the consolidated statements of income (loss) as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings	25 to 40 years
Production equipment	3 to 10 years
Other equipment	3 to 10 years

Leasehold improvements are amortized over the shorter of the term of the related lease or their remaining useful life on a straight-line basis.

An item of property, plant and equipment or any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or eventual disposition. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the consolidated statements of income (loss) when the asset is derecognized.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

The assets' residual values, useful lives and methods of depreciation are reviewed on an annual basis or more frequently if required and adjusted prospectively, if appropriate.

(g) Leases: At the inception of a contract, the Company determines whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an underlying asset for a period of time in exchange for consideration. The Company recognizes a right-of-use ("ROU") asset and a lease liability on the date the leased asset is available for use by the Company (at the commencement of the lease).

Right-of-use assets
ROU assets are initially measured at cost, which is comprised of the initial amount of the lease liability, any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset or site on which it is located, less any lease payments made at or before the commencement date. Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, a recognized ROU asset is depreciated using the straight-line method over the shorter of its estimated useful life or the lease term. The ROU asset may be adjusted for certain remeasurements of the lease liability and impairment losses.

Lease liabilities
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily available. The Company uses a single discount rate for a portfolio of leases with reasonably similar characteristics. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payment of penalties for termination of a lease. Each lease payment is allocated between the repayment of the principal portion of the lease liability and the interest portion. The finance cost is charged to net finance costs in the consolidated statements of income (loss) over the lease period. Payments associated with short-term leases (lease term of 12 months or less) and leases of low-value assets are recognized on a straight-line basis as an expense in the consolidated statements of income (loss) as permitted by IFRS 16 - Leases ("IFRS 16").

The carrying amount of the lease liability is remeasured if there is a modification resulting in a change in the lease term, a change in the future lease payments, or a change in the Company's estimate of whether it will exercise a purchase, extension or termination option. If the lease liability is remeasured, a corresponding adjustment is made to the ROU asset.

As a practical expedient, IFRS 16 permits a lessee to not separate non-lease components, but instead account for any lease and associated non-lease components as a single arrangement. The Company has applied this practical expedient.

Determining the lease term of contracts with renewal or termination options
The lease term includes the non-cancellable term of the lease including extension and termination options if the Company is reasonably certain to exercise the option. The Company applies judgment in evaluating whether it is reasonably certain to exercise the options. All relevant factors that create an economic incentive for it to exercise the renewal are considered. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option.

(h) Borrowing costs: Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period in which they occur.

(i) Intangible assets: Acquired intangible assets are primarily software, customer relationships, brands and technologies. Intangible assets acquired separately are initially recorded at fair value and subsequently at cost less accumulated amortization and impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over their useful economic lives, ranging from 1 to 15 years, on a straight-line basis. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each reporting period. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as a change in accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of income (loss) in the expense category consistent with the function of the intangible assets.

Intangible assets with indefinite useful lives are not amortized. The Company assesses the indefinite life at each reporting date to determine if there is an indication that an intangible asset may be impaired. If any indication exists, or when annual impairment testing for the intangible asset is required, the Company estimates the recoverable amount at the CGU level to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis. An asset is impaired when the recoverable amount is less than its carrying amount. The recoverable amount is the higher of an asset's fair value less costs to sell or its value in use. Impairment losses relating to intangible assets are evaluated for potential reversals when events or changes in circumstances warrant such consideration.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the consolidated statements of income (loss) when the asset is derecognized.

Research and development expenditures
Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset only when the following conditions are demonstrated:

•The technical feasibility of completing the intangible asset so that it will be available for use or sale;
•The Company's intention to complete and its ability to use or sell the intangible asset;
•How the asset will generate future economic benefits;
•The availability of resources to complete the intangible asset; and
•The ability to measure the expenditures reliably during development.

Following initial recognition of the development expenditure as an asset, the cost model is applied, requiring the asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. In the event that a product program for which costs have been deferred is modified or cancelled, the Company will assess the recoverability of the deferred costs and, if considered unrecoverable, will expense the costs in the period the assessment is made. Unamortized development costs are tested for impairment annually.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(j) Financial instruments:

Recognition
Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Classification
The Company classifies its financial assets and financial liabilities in the following measurement categories: amortized cost, fair value through profit or loss ("FVTPL"), fair value through other comprehensive income ("FVTOCI"), or derivatives designated as a hedging instrument in an effective hedge. The classification of financial assets depends on the business model for managing the financial assets and the contractual terms of the cash flows. Financial assets are measured at amortized cost where the business model is to hold the financial asset to collect its contractual cash flows.

Financial liabilities are classified to be measured at amortized cost, derivatives designated as a hedging instrument in an effective hedge, or they are designated to be measured subsequently at FVTPL. For assets and liabilities measured at fair value, gains and losses are either recorded in profit or loss or other comprehensive income.

The Company reclassifies financial assets when and only when its business model for managing those assets changes. Financial liabilities are not reclassified.

The Company classifies and measures financial assets (excluding derivatives) on initial recognition as described below:

•Cash and cash equivalents and restricted cash are classified as and measured at amortized cost.
•Accounts receivable and contract assets are classified as and measured at amortized cost using the effective interest rate method, less any impairment allowance. Accounts receivable are held within a hold-to-collect business model. The Company does not factor or sell any of its trade receivables.

Accounts payable and accrued liabilities, contract liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method.

Measurement
All financial instruments are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial instruments classified as amortized cost are included with the carrying value of such instruments. Transaction costs directly attributable to the acquisition of financial instruments classified as FVTPL are recognized immediately in profit or loss.

Financial assets that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal amounts outstanding, are generally measured at amortized cost at the end of the subsequent accounting periods. All other financial assets including equity investments are measured at fair value at the end of subsequent accounting periods, with changes recognized in profit or loss or other comprehensive income (irrevocable election at the time of recognition). Designation at FVTOCI is not permitted if the equity investment is held for trading. The cumulative fair value gain or loss will not be reclassified to profit or loss on the disposal of the investments.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Derecognition
A financial asset is derecognized when the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a "pass-through" arrangement, and either the Company has transferred substantially all the risks and rewards of the asset, or ATS has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statements of income (loss).

Impairment
The Company recognizes expected credit losses for trade receivables and contract assets based on the simplified approach under IFRS 9. The simplified approach to the recognition of expected losses does not require the Company to track the changes in credit risk; rather, the Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date from the date of recognizing the trade receivable and contract asset.

Expected credit losses are measured as the difference in the present value of the contractual cash flows that are due to the Company under the contract, and the cash flows that the Company expects to receive. The Company assesses all information available, including past due status, credit ratings, the existence of third-party insurance, and forward-looking macroeconomic factors in the measurement of the expected credit losses associated with its assets carried at amortized cost.

Customer credit risk is managed according to established policies, procedures and controls. Customer credit quality is assessed in line with credit rating criteria. Outstanding customer balances are monitored for evidence of customer financial difficulties including payment default and technical disputes on the contract. Significant balances are reviewed individually while smaller balances are grouped and assessed collectively. The Company considers the aging of past due receivables along with known project technical disputes a primary consideration in assessing credit risk.

The Company measures expected credit loss by considering the risk of default over the contract period and incorporates forward-looking information into its measurement. A financial asset, is generally considered in default if observable internal or external data indicates a measurable decrease in expected cash flows that the Company is expected to receive, including the existence of a technical dispute.

Financial assets are written off when there is no reasonable expectation of recovery. Trade receivables and contract assets are reviewed on a case-by-case basis to determine whether they are impaired. Evidence of impairment may include indications that a debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicates that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults. Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine whether they need to be written off. An allowance is set up to reduce the financial asset balance to its estimated realizable value when the amount is not considered to be collectible in full. Once it is confirmed that the reserved amount is uncollectible, the

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

amount may be written off and removed from the financial asset and reserve. Where trade receivables and contract assets have been written off, the Company continues to engage to recover the financial asset. Where recoveries are made, these are recognized in the consolidated statements of income (loss).

There has been no change to the estimation techniques or significant assumptions used in the impairment of financial instruments policy.

Fair value of financial instruments
The Company primarily applies the market approach for recurring fair value measurements. Three levels of inputs may be used to measure fair value:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities
Level 2 - inputs other than quoted prices included in Level 1 that are observable or can be corroborated by observable market data
Level 3 - unobservable inputs that are supported by no market activity

(k) Derivative financial instruments and hedge accounting: The Company may use derivative financial instruments such as forward foreign exchange contracts and cross-currency interest rate swaps to hedge its foreign currency risk. The Company designates certain derivative financial instruments as either fair value hedges, cash flow hedges or hedges of net investments in foreign operations.

Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated. At the inception of the hedging relationship, the Company documents the economic relationship between the hedging instrument and the hedged item including whether the hedging instrument is expected to offset changes in cash flows of hedged items. At the inception of each hedging relationship, the Company documents its risk management objective, its strategy for undertaking various hedge transactions and how the Company will assess the hedging instrument's effectiveness in offsetting changes in fair value or cash flows of the hedged item attributable to the hedged risk. The hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they have actually been highly effective throughout the financial reporting periods for which they were designated.

Hedges that meet the criteria for hedge accounting are accounted for as follows:

Cash flow hedges
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow reserve, while any ineffective portion is recognized immediately in the consolidated statements of income (loss).

Amounts recognized in other comprehensive income and accumulated in equity are transferred to the consolidated statements of income (loss) when the hedged item is recognized in profit or loss. These earnings are included within the same line of the consolidated statements of income (loss) as the hedged item.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in equity is transferred to the consolidated statements of income (loss). If

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecasted transaction or firm commitment affects profit or loss.

The Company uses forward foreign exchange contracts as hedges of its exposure to foreign currency risk on anticipated revenues or costs, and cross-currency interest rate swap contracts as hedges of its exposure related to its U.S. senior unsecured notes (the "U.S. Senior Notes"). The Company may use interest rate swap contracts to reduce its exposure to floating interest rates.

Hedges of net investments
Hedges of net investments in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument related to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses related to the ineffective portion are recognized in the consolidated statements of income (loss). On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the consolidated statements of income (loss). The Company uses cross-currency interest rate swap contracts as a hedge of its exposure to foreign exchange risk on its investments in foreign subsidiaries.

(l) Inventories: Inventories are stated at the lower of cost and net realizable value on weighted average basis. The cost of raw materials includes purchase cost and costs incurred in bringing each product to its present location and condition. The cost of work in progress and finished goods includes cost of raw materials, labour and related manufacturing overhead, excluding borrowing costs, based on normal operating capacity. Cost of inventories includes the transfer from equity of gains and losses on qualifying cash flow hedges in respect of the purchase of raw materials. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

Impairment losses, including impairment on inventories, are recognized in the consolidated statements of income (loss) in those expense categories consistent with the function of the impaired asset.

(m) Impairment of non-financial assets: The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset's recoverable amount. An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs to sell and its value in use. It is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, or other available fair value indicators.

(n) Provisions: Provisions are recognized when: the Company has a present obligation (legal or constructive) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

consolidated statements of income (loss) net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Warranty provisions
Provisions for warranty-related costs are recognized when the product is sold or the service is provided. Initial recognition is based on historical experience and specific known risks. The initial estimate of warranty-related costs is reviewed at the end of each reporting period and adjusted to reflect the current experience rate.

Restructuring provisions
Restructuring provisions are only recognized when general recognition criteria for provisions are fulfilled. Additionally, the Company needs to have in place a detailed formal plan about the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and the appropriate timeline. The people affected have a valid expectation that the restructuring is being carried out or the implementation has been initiated already.

(o) Employee benefits: The Company operates pension plans in accordance with the applicable laws and regulations in the respective countries in which the Company conducts business. The pension benefits are provided through defined benefit and defined contribution plans. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit method, pro-rated on length of service and management's best estimate assumptions to value its pensions using a measurement date of March 31. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur in other comprehensive income. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset and is recognized in selling, general and administrative expenses in the consolidated statements of income (loss). The past service costs are recognized immediately in profit or loss as an expense.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using the current interest rate at the reporting date on high-quality fixed-income investments with maturities that match the expected maturities of the obligation, less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by a long-term employee benefit fund or qualifying insurance policies. Fair value is based on market price information, and in the case of quoted securities, it is the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and actuarial gains and losses not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The accounting method for other long-term employee benefit plans is similar to the method used for defined benefit plans, except that all actuarial gains and losses are recognized immediately in the consolidated statements of income (loss).

(p) Stock-based payments: The Company operates both equity-settled and cash-settled stock-based compensation plans under which the entity receives services from employees and the Board of Directors, as consideration for equity instruments of the Company or cash payments.

For equity-settled plans, the fair value determined at the grant date is expensed on a proportionate basis consistent with the vesting features of each grant and incorporates an estimate of the number of equity instruments that will ultimately vest. The total amount to be expensed is determined by

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

reference to the fair value of the stock options or restricted share units granted, excluding the impact of any non-market service and performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period).

At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest based on the non-market vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the consolidated statements of income (loss) with a corresponding adjustment to equity. The proceeds received are credited to share capital when the units are exercised.

For cash-settled plans, the expense is determined based on the fair value of the liability incurred at each award date and at each subsequent consolidated statement of financial position date until the award is settled. The fair value of the liability is measured by applying quoted market prices. Changes in fair value are recognized in the consolidated statements of income (loss) in stock-based compensation expense.

(q) Standards adopted in fiscal 2025:

The following amendments to accounting standards were adopted by the Company during fiscal 2025:

(i) Amendments to IAS 1 - Presentation of Financial Statements

The IASB clarified the classification of liabilities as current or non-current based on the existence of a right to defer settlement at the reporting date. The classification of a liability remains unaffected by the intentions or expectations of the entity to exercise its right to defer settlement, or its ability to settle early.

The IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Future covenants do not affect classification, however, if there is a future covenant on a non-current liability, entities are required to disclose information regarding the risk that those liabilities could become repayable within 12 months after the reporting date.

The Company adopted these amendments on April 1, 2024 and the adoption did not have an impact on the Company's annual audited consolidated financial statements.

(r) Standards issued but not yet effective:

A number of new standards and amendments to standards have been issued but are not yet effective for the financial year ended March 31, 2025, and accordingly, have not been applied in preparing these consolidated financial statements. The Company reasonably expects the following standard to be applicable at a future date:

(i) Issuance of IFRS 18 - Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, which will replace IAS 1 for reporting periods beginning on or after January 1, 2027. The new standard aims to improve comparability and transparency of communication in financial statements. The requirements include required totals, subtotals and new categories in the consolidated statements of income; disclosure of management-defined performance measures and guidance on aggregation and disaggregation. Retrospective application is required in both annual and interim financial statements. The Company is in the process of reviewing the new

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

standard to determine the impact on its consolidated financial statements. IFRS 18 will be adopted for the financial year ending March 31, 2028.

(ii) Annual Improvements to IFRS Accounting Standards - Volume 11

In July 2024, the IASB issued Volume 11 of the Annual Improvements to IFRS Accounting Standards, which will be effective from January 1, 2026. These improvements are intended to clarify the wording in accounting standards or to correct minor unintended consequences, oversights, or conflicts between the requirements of the standards. As part of this process, the IASB has amended five standards. Adoption of these amendments is not expected to have a significant impact on the Company's Consolidated Financial Statements.

4. CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of the Company's annual audited consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the end of the reporting period. However, uncertainty about these estimates, judgments and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The Company based its estimates, judgments and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the estimates when they occur.

The following are the critical judgments, estimates and assumptions that have been made in applying the Company's accounting policies and that have the most significant effect on the amounts in the consolidated financial statements:

(a) Revenue recognition and contracts in progress: Revenues from construction contracts are recognized on a percentage of completion basis as outlined in note 3(c) "Revenue." In applying the accounting policy on construction contracts, judgment is required in determining the estimated costs to complete a contract. These factors are reviewed at each reporting period and by their nature may give rise to income volatility.

(b) Fair value measurement: Acquisitions that meet the definition of a business combination require the Company to recognize the assets acquired and liabilities assumed at their fair value on the date of the acquisition. The calculation of fair value of the assets and liabilities may require the use of estimates and assumptions, based on discounted cash flows, market information and using independent valuations and management's best estimates.

(c) Impairment of non-financial assets: Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use calculation is based on forecasted discounted cash flows. The recoverable amount is sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and growth rates used. The key assumptions used to determine the recoverable amount for the different CGUs, including a sensitivity analysis, are disclosed in note 12.

(d) Income taxes: Income tax assets and liabilities are measured at the amount that is expected to be realized or incurred upon ultimate settlement with taxation authorities. Such assessments are based

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

upon the applicable income tax legislation, regulations and interpretations, all of which may be subject to change and interpretation. Investment tax credit assets, disclosed in note 18, are recognized as a reduction of the related expenses in the year in which the expenses are incurred, provided there is reasonable assurance that the credits will be realized. Management has made estimates and assumptions in determining the expenditures eligible for the investment tax credits claim and the amount could be materially different from the recorded amount upon review by the government. Deferred income tax assets, disclosed in note 18, are recognized to the extent that it is probable that taxable income will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred income tax assets that can be recognized based upon the likely timing and level of future taxable income together with future tax planning strategies.

If the assessment of the Company's ability to utilize the deferred income tax asset changes, the Company would be required to recognize more or fewer deferred income tax assets, which would increase or decrease income tax expense in the period in which this is determined. The Company establishes provisions based on reasonable estimates for possible consequences of audits by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous taxation audits and differing interpretations of tax regulations by the taxable entity and the respective tax authority. These provisions for uncertain tax positions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all the relevant factors. The Company reviews the adequacy of these provisions at each quarter; however, it is possible that at some future date an additional liability could result from audits by the taxation authorities. Where the final tax outcome of these matters is different from the amount initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

(e) Employee benefits: The cost of defined benefit pension plans, the cost of other long-term employee benefit plans and the present value of the pension obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

In determining the appropriate discount rate, management considers the interest rates of corporate bonds in the respective currency, with extrapolated maturities corresponding to the expected duration of the defined benefit obligation. The mortality rate is based on publicly available mortality tables for the specific country. Future salary increases and pension increases are based on expected future inflation rates for the respective country.

Further details about the assumptions used are provided in note 15.

(f) Tariffs: The United States has announced tariffs on various jurisdictions globally, which have been met with reciprocal responses from the countries impacted. The impact of the tariffs on the Company's financial condition, cash flows and operations is uncertain. Management will continue to monitor and assess the impact of the tariffs on its judgements, estimates, and amounts recognized in these consolidated financial statements.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

5. ACQUISITIONS

(a) Current year acquisitions

(i) On July 24, 2024, the Company acquired 100% of the shares of Paxiom Group ("Paxiom"), a provider of primary, secondary, and end-of-line packaging machines in the food and beverage, cannabis, and pharmaceutical industries. The total purchase price paid upon finalization of working capital adjustments was $146,438.

Cash used in investing activities was determined as follows:

Cash consideration	$146,438
Less: cash acquired	(9,923)
$136,515

The allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$9,923
Other current assets	18,945
Property, plant and equipment	1,588
Right-of-use assets	11,562
Intangible assets with a definite life
Technology	10,200
Customer relationships	44,700
Other	1,694
Intangible assets with an indefinite life
Brands	12,200
Current liabilities	(17,745)
Other long-term liabilities	(10,438)
Deferred tax liability	(15,160)
Net identifiable assets	$67,469
Residual purchase price allocated to goodwill	78,969
Purchase consideration	$146,438

Current assets include accounts receivable of $5,328, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and property, plant, and equipment, are not yet complete due to inherent complexity associated with valuations. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors contributing to the recognition of goodwill include the acquired workforce, access to new market growth opportunities, and the strategic value to the Company's growth plan.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Approximately 80% of the amounts assigned to intangible assets and 87% of the amounts assigned to goodwill are not expected to be tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Paxiom using the purchase method of accounting as of July 24, 2024. From the acquisition date to March 31, 2025, Paxiom contributed approximately $31,458 in revenue and incurred a net loss of $3,501. If Paxiom had been acquired at the beginning of ATS' fiscal year (April 1, 2024), the Company estimates that the combined entity's revenues and net income for the year ended March 31, 2025 would have been approximately $15,729 higher and $1,750 lower, respectively.

(ii) On August 30, 2024, the Company acquired all material assets from Heidolph Instruments GmbH & Co. KG and Hans Heidolph GmbH ("Heidolph"), a leading manufacturer of premium lab equipment for the life sciences and pharmaceutical industries. This acquisition was accounted for as a business combination with the Company as the acquirer, since Heidolph meets the definition of a business under IFRS 3. The total purchase price was $45,064 (30,252 Euros).

Cash used in investing activities was determined as follows:

Cash consideration	$45,064
Less: cash acquired	(2,190)
$42,874

The allocation of the purchase price at fair value is as follows:

Purchase price allocation
Cash	$2,190
Other current assets	17,645
Property, plant and equipment	18,014
Right-of-use assets	3,204
Intangible assets with a definite life
Customer relationships	1,043
Other	297
Intangible assets with an indefinite life
Brands	4,841
Current liabilities	(5,455)
Other long-term liabilities	(3,204)
Net identifiable assets	$38,575
Residual purchase price allocated to goodwill	6,489
Purchase consideration	$45,064

Current assets include accounts receivable of $2,087, representing the fair value of accounts receivable expected to be collected.

The purchase cost was allocated to the underlying assets acquired and liabilities assumed based upon the estimated fair values at the date of acquisition. The fair value of the assets acquired and the liabilities assumed have been determined on a provisional basis based on information that is currently available to the Company. Final valuations of certain assets including intangible assets and property, plant, and equipment, are not yet complete due to inherent complexity associated with valuations. Specifically, a third-party valuation has not been finalized. Therefore, the purchase price allocation is

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

preliminary and is subject to adjustment upon completion of the valuation process and analysis of resulting tax effects.

The primary factors contributing to the recognition of goodwill include the acquired workforce and adjacent strategic capabilities, which will complement existing ATS businesses to provide comprehensive laboratory solutions. The amounts assigned to goodwill and intangible assets are expected to be 100% tax-deductible. This acquisition was accounted for as a business combination, with the Company acquiring Heidolph using the purchase method of accounting as of August 30, 2024. From the acquisition date to March 31, 2025, Heidolph contributed approximately $42,733 in revenue and incurred a net loss of $442. If Heidolph had been acquired at the beginning of ATS' fiscal year (April 1, 2024), the Company estimates that the combined entity's revenues and net income for the year ended ended March 31, 2025 would have been approximately $30,524 higher and $315 lower, respectively.

(b) Prior year acquisitions

(i) On January 1, 2024, the Company completed its acquisition of 100% of the shares of IT.ACA. Engineering S.r.l. ("ITACA"), an Italian automation system integrator. The total purchase price paid upon finalization of working capital adjustments was $12,444 (8,507 Euros). The purchase price includes deferred consideration of $7,631 (5,217 Euros) to be paid within 36 months of the acquisition date.

(ii) On November 16, 2023, the Company completed its acquisition of 100% of the shares of Avidity Science, LLC ("Avidity"), a designer and manufacturer of automated water purification solutions for biomedical and life science applications. The total purchase price paid upon finalization of post-closing adjustments was $267,649 ($195,471 U.S.).

(iii) On July 3, 2023, the Company completed its acquisition of 100% of the shares of Odyssey Validation Consultants Limited ("Odyssey"), an Ireland-based provider of digitalization solutions for the life sciences industry. The total purchase price was $5,636 (3,898 Euros).

(iv) On June 30, 2023, the Company completed its acquisition of 100% of the shares of Yazzoom B.V. ("Yazzoom"), a Belgium-based provider of artificial intelligence and machine learning based tools for industrial production. The total purchase price paid was $5,283 (3,655 Euros).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Cash used in investing activities for the four prior year acquisitions was determined as follows:

Cash consideration	$291,012
Less: cash acquired	(14,423)
$276,589

The allocation of the purchase price at fair value for the four acquisitions was as follows:

Purchase price allocation
Cash	$14,423
Other current assets	52,402
Property, plant and equipment	17,713
Right-of-use assets	5,110
Intangible assets with a definite life
Technology	47,991
Brands	2,053
Customer relationships	57,166
Other	2,713
Intangible assets with an indefinite life
Brands	26,700
Current liabilities	(28,891)
Other long-term liabilities	(6,025)
Deferred tax liability	(10,649)
Net identifiable assets	$180,706
Residual purchase price allocated to goodwill	110,306
Purchase consideration	$291,012

Current assets include accounts receivable of $21,140, representing the fair value of accounts receivable expected to be collected.

The primary factors that contributed to a residual purchase price that resulted in the recognition of goodwill are: the acquired workforce, access to growth opportunities in new markets and with existing customers, and the combined strategic value to the Company's growth plan. The amounts assigned to goodwill and intangible assets for Odyssey, Yazoom, and ITACA are not expected to be deductible for tax purposes. Of the amounts assigned to goodwill and intangible assets for Avidity, approximately 17% of the aggregate are not expected to be deductible for tax purposes. These acquisitions were accounted for as business combinations with the Company as the acquirer of Yazzoom, Odyssey, Avidity and ITACA. The purchase method of accounting was used with an acquisition date of June 30, 2023 for Yazzoom, July 3, 2023 for Odyssey, November 16, 2023 for Avidity, and January 1, 2024 for ITACA.

6. INVENTORIES

As at	March 31 2025	March 31 2024
Raw materials	$145,110	$153,433
Work in progress	105,836	98,245
Finished goods	69,226	44,202
	$320,172	$295,880

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

The amount charged to net income (loss) and included in cost of revenues for the write-down of inventories for valuation issues during the year ended March 31, 2025 was $5,021 (March 31, 2024 - $15,980). The amount of inventories carried at net realizable value as at March 31, 2025 was $8,035 (March 31, 2024 - $6,904). For the year ended March 31, 2025, the Company recognized expense related to cost of inventories of $795,706 (March 31, 2024 - $1,024,143) in cost of revenues in the consolidated statements of income (loss).

7. DEPOSITS, PREPAIDS AND OTHER ASSETS

As at	March 31 2025	March 31 2024
Prepaid assets	$41,208	$38,046
Restricted cash (i)	784	—
Supplier deposits (ii)	33,429	35,686
Investment tax credit receivable	24,463	19,379
Current portion of cross-currency interest rate swap instrument	2,597	—
Forward foreign exchange contracts	1,698	5,050
	$104,179	$98,161

(i) Restricted cash primarily consists of a pledged account for post-employment benefit payments.

(ii) As at March 31, 2025, the long-term portion of deposits was $4,992 (March 31, 2024 - $nil) which is recorded in long-term deposits in the consolidated statements of financial position.

8. RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Changes in the net balance of right-of-use assets during the years ended March 31, 2025 and March 31, 2024 were as follows:

	Note	Buildings	Vehicles and equipment	Total
Balance, at March 31, 2023		$79,880	$14,332	$94,212
Additions		25,411	12,567	37,978
Amortization		(21,596)	(8,060)	(29,656)
Acquisition of subsidiaries	5	4,184	1,362	5,546
Exchange and other adjustments		(2,291)	(128)	(2,419)
Balance, at March 31, 2024		$85,588	$20,073	$105,661
Additions		17,577	11,463	29,040
Amortization		(24,129)	(9,695)	(33,824)
Acquisition of subsidiaries	5	14,766	—	14,766
Exchange and other adjustments		5,000	1,648	6,648
Balance, at March 31, 2025		$98,802	$23,489	$122,291

Changes in the balance of lease liabilities during the years ended March 31, 2025 and March 31, 2024 were as follows:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

	Note	2025	2024
Balance, at April 1		$111,379	$97,249
Additions		29,040	37,978
Interest		6,048	5,473
Payments		(36,567)	(31,553)
Acquisition of subsidiaries	5	14,766	6,560
Exchange and other adjustments		4,727	(4,328)
Balance, at March 31		$129,393	$111,379
Less: current portion		32,694	27,571
		$96,699	$83,808

The right-of-use assets and lease liabilities relate to leases of real estate properties, automobiles and other equipment. For the year ended March 31, 2025, the Company recognized an expense related to short-term and low-value leases of $4,077, in cost of revenues (March 31, 2024 - $4,450), and $2,409 (March 31, 2024 - $1,729) in selling, general and administrative expenses in the consolidated statements of income (loss).

The annual lease obligations for the next five years and thereafter are as follows:

As at	March 31, 2025
Less than one year	$36,598
One - two years	29,694
Two - three years	20,683
Three - four years	16,785
Four - five years	13,951
Due in over five years	29,605
Total undiscounted lease liabilities	$147,316

The Company does not face a significant liquidity risk in regard to its lease obligations.

9. OTHER ASSETS AND LIABILITIES

Other assets consist of the following:

As at	March 31 2025	March 31 2024
Cross-currency interest rate swap instrument (i), (iii)	$1,342	$17,204
Variable for fixed interest rate swap instruments (ii)	—	1,198
Long-term investment tax credits (v)	5,705	—
Other	15	14
Total	$7,062	$18,416

Other long-term liabilities consist of the following:

As at	March 31 2025	March 31 2024
Cross-currency interest rate swap instrument (i)	$10,131	$14,101
Variable for fixed interest rate swap instrument (ii)	6,534	—
Long-term forward foreign exchange contracts (iv)	2,854	—
Total	$19,519	$14,101

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(i) On December 5, 2024, the Company settled the cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.125% U.S. per annum and paid interest of 4.169% Canadian. The Company also settled the cross-currency interest rate swap instrument to swap 161,142 Euros into Canadian dollars that was maturing on December 15, 2025. The Company received interest of 4.169% Canadian per annum and paid interest of 2.351% Euros. The Company received $7,707 to settle the cross-currency swaps, of which $16,555 was recorded as cash paid in investing activities (portion related to Euro-denominated net investment hedge) and $24,262 was recorded as cash received in financing activities (portion related to foreign currency Senior Note hedge) in the consolidated statements of cash flows.

On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. dollar-denominated Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027.

The Company also entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027.

(ii) Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest rate. The terms of the hedging instrument ended on November 4, 2024.

On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest rate for the period November 4, 2024 to November 4, 2026.

(iii) Current portion of the cross-currency interest rate swap instrument is recorded in deposits, prepaids and other assets, on the consolidated statements of financial position.

(iv) Current portion of the forward foreign exchange contracts is recorded in accounts payable and accrued liabilities, on the consolidated statements of financial position.

(v) Current portion of the investment tax credits is recorded in deposits, prepaids and other assets, on the consolidated statements of financial position.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

10. PROPERTY, PLANT AND EQUIPMENT

	Note	Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Cost:
Balance, at March 31, 2023		$36,601	$199,647	$42,838	$93,638	$372,724
Additions		4,400	30,559	7,248	16,623	58,830
Acquisition of subsidiaries	5	843	10,404	4,039	2,305	17,591
Disposals		(2,083)	(14,630)	(526)	(6,227)	(23,466)
Exchange and other adjustments (i)		(34)	245	865	(3,916)	(2,840)
Balance, at March 31, 2024		$39,727	$226,225	$54,464	$102,423	$422,839
Additions		1,498	9,139	7,445	15,870	33,952
Acquisition of subsidiaries	5	4,359	11,212	2,060	1,971	19,602
Disposals		—	(2,178)	(1,832)	(6,354)	(10,364)
Exchange and other adjustments (i)		3,482	9,080	5,168	(490)	17,240
Balance, at March 31, 2025		$49,066	$253,478	$67,305	$113,420	$483,269

		Land	Buildings and leaseholds	Production equipment	Other equipment	Total
Depreciation:
Balance, at March 31, 2023		$—	$(44,290)	$(15,522)	$(49,793)	$(109,605)
Depreciation expense		—	(9,344)	(7,070)	(12,041)	(28,455)
Disposals		—	7,114	111	5,979	13,204
Exchange and other adjustments (i)		—	(260)	(272)	(474)	(1,006)
Balance, at March 31, 2024		$—	$(46,780)	$(22,753)	$(56,329)	$(125,862)
Depreciation expense		—	(12,627)	(8,293)	(12,754)	(33,674)
Disposals		—	579	1,301	5,813	7,693
Exchange and other adjustments (i)		—	(2,249)	(1,498)	(2,631)	(6,378)
Balance, at March 31, 2025		$—	$(61,077)	$(31,243)	$(65,901)	$(158,221)
Net book value:
At March 31, 2025		$49,066	$192,401	$36,062	$47,519	$325,048
At March 31, 2024		$39,727	$179,445	$31,711	$46,094	$296,977

(i) Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate. The resulting exchange differences are recognized in the consolidated statements of comprehensive income.

Included in building and leaseholds as at March 31, 2025 were $3,678 (March 31, 2024 - $34,725) assets that relate to the expansion and improvement of certain manufacturing facilities that have not been depreciated. Included in other equipment as at March 31, 2025 is $7,630 (March 31, 2024 - $8,548) of assets that are under construction and have not been depreciated.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

11. GOODWILL

The carrying amount of goodwill acquired through business combinations has been allocated to a group of CGUs that combine to form a single operating segment, ATS Corporation, as follows:

As at	Note	2025	2024
Balance, at April 1		$1,228,600	$1,118,262
Acquisition of subsidiaries	5	85,458	112,201
Exchange and other adjustments (i)		80,518	(1,863)
Balance, at March 31		$1,394,576	$1,228,600

(i) Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate. The resulting exchange differences are recognized in the consolidated statements of comprehensive income.

The Company performed its annual impairment test of goodwill in the fourth quarter. The recoverable amount of the group of CGUs is determined based on fair value less costs of disposal using a capitalized EBITDA approach. The approach requires management to estimate maintainable future EBITDA and capitalize this amount by rates of return which incorporate the specific risks and opportunities facing the business. EBITDA is defined as earnings from operations excluding depreciation and amortization ("EBITDA").

In determining a maintainable future EBITDA, historical operating results and year to date results for the current year, were compared to the budgeted results for the year ending March 31, 2026, as presented to and approved by the Board. Non-recurring and unusual items have been adjusted in order to normalize past EBITDA. Management selected capitalization rates in the range of 6.5% to 8.3% for the calculation of the reasonable range of capitalized EBITDA. These capitalization rates were based on EBITDA multiples which incorporate specific risks and opportunities facing the Company. The inputs used in the calculation are level three of the fair value hierarchy. As a result of the analysis, management did not identify impairment for this group of CGUs.

Management believes that any reasonable possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the group of CGUs.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

12. INTANGIBLE ASSETS

	Note	Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Cost:
Balance, at March 31, 2023		$68,222	$55,689	$278,510	$348,733	$171,035	$922,189
Additions		18,135	11,493	—	—	—	29,628
Acquisition of subsidiaries	5	1,170	1,639	48,920	57,379	29,183	138,291
Disposals		(635)	(2,641)	—	—	—	(3,276)
Exchange and other adjustments (ii)		(6,525)	3,476	(12,174)	(60,794)	(390)	(76,407)
Balance, at March 31, 2024		$80,367	$69,656	$315,256	$345,318	$199,828	$1,010,425
Additions		32,826	10,391	116	—	745	44,078
Acquisition of subsidiaries	5	—	1,991	10,200	45,743	17,041	74,975
Disposals		(723)	(1,843)	—	(164)	—	(2,730)
Exchange and other adjustments (ii)		16,356	2,519	20,334	(96,261)	10,411	(46,641)
Balance, at March 31, 2025		$128,826	$82,714	$345,906	$294,636	$228,025	$1,080,107

		Development projects	Computer software, licenses and other	Technology	Customer relationships	Brands(i)	Total
Amortization:
Balance, at March 31, 2023		$(27,755)	$(34,878)	$(79,670)	$(183,729)	$(2,947)	$(328,979)
Amortization		(6,493)	(12,364)	(31,172)	(29,547)	(3,487)	(83,063)
Disposals		13	2,594	—	—	—	2,607
Exchange and other adjustments (ii)		190	6,563	11,478	60,303	23	78,557
Balance, at March 31, 2024		$(34,045)	$(38,085)	$(99,364)	$(152,973)	$(6,411)	$(330,878)
Amortization		(9,135)	(11,431)	(32,616)	(29,065)	(2,925)	(85,172)
Disposals		723	1,843	—	164	—	2,730
Exchange and other adjustments (ii)		(9,259)	(1,308)	(7,818)	107,785	2,344	91,744
Balance, at March 31, 2025		$(51,716)	$(48,981)	$(139,798)	$(74,089)	$(6,992)	$(321,576)
Net book value:
At March 31, 2025		$77,110	$33,733	$206,108	$220,547	$221,033	$758,531
At March 31, 2024		$46,322	$31,571	$215,892	$192,345	$193,417	$679,547

(i) The Company has assessed a portion of its brand intangible assets to have a useful life of five years. The carrying amount of the intangible assets estimated to have an indefinite life as at March 31, 2025 was $200,473 (March 31, 2024 - $183,432).

(ii) Represents translation from the functional currency of the related foreign operations into Canadian dollars at the period-end exchange rate, and includes the elimination of intangible assets that have been fully amortized. The resulting exchange differences are recognized in the consolidated statements of comprehensive income.

Research and development costs that are not eligible for capitalization of $10,632 have been expensed and are recognized in cost of revenues (March 31, 2024 - $10,184).

The Company performed its annual impairment test of indefinite-lived intangible assets in the fourth quarter. The recoverable amount of the related CGUs was estimated based on a value in use calculation using the present value of the future cash flows expected to be derived by the related CGU. This

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

approach requires management to estimate cash flows that include earnings from operations less capital expenditures and related tax effects.

In determining future cash flows, the budgeted results for the year ending March 31, 2026, as presented to and approved by the Board, were extrapolated for a five-year period, followed by a terminal calculation based on the fifth year forecasted amount. The estimated cash flows are based on historical data and past experience of operating within the each market. The average revenue growth rate used for the intangible asset impairment testing of indefinite-lived brands was 6.1% (March 31, 2024 - 5%). The terminal growth rate used in the impairment testing was 3% (March 31, 2024 - range of 3% to 5%). The rates used to project cash flows are based on management's expectations for the growth of the cash generating unit and do not exceed long-term average growth rates for the markets in which the cash generating units operate. Management used a discount rate range from 11.0% to 19.5% (March 31, 2024 - 10%), depending on the characteristics of the CGU, to determine the present value of future cash flows. As a result of the analysis, management did not identify an impairment of the indefinite lived intangible assets and any reasonable change in assumptions would not result in impairment.

13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Summary of financial instruments:

(i) Categories of financial instruments: The carrying values of the Company's financial instruments are classified into the following categories:

As at				March 31, 2025
	Fair value through profit or loss	Amortized cost	Fair value through other comprehensive income	Total carrying value
Financial assets:
Cash and cash equivalents (i)	$—	$225,947	$—	$225,947
Trade accounts receivable	—	696,079	—	696,079

Financial liabilities:
Bank indebtedness	—	(27,271)	—	(27,271)
Trade accounts payable and accrued liabilities	—	(543,978)	—	(543,978)
Long-term debt	—	(1,543,678)	—	(1,543,678)

Derivative instruments:
Held for trading derivatives that are not designated in hedge accounting relationships – loss (ii)	(6,823)	—	—	(6,823)
Derivative instruments in designated hedge accounting relationships – loss (ii)	—	—	(12,255)	(12,255)
Cross-currency interest rate swap – loss (iii)	—	—	(6,192)	(6,192)
Interest rate swap instrument – loss (iii)	—	—	(6,534)	(6,534)

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at				March 31, 2024
	Fair value through profit or loss	Amortized cost	Fair value through other comprehensive income	Total carrying value
Financial assets:
Cash and cash equivalents (i)	$—	$170,177	$—	$170,177
Trade accounts receivable	—	437,329	—	437,329

Financial liabilities:
Bank indebtedness	—	(4,060)	—	(4,060)
Trade accounts payable and accrued liabilities	—	(535,844)	—	(535,844)
Long-term debt	—	(1,171,972)	—	(1,171,972)

Derivative instruments:
Held for trading derivatives that are not designated in hedge accounting relationships – gain (ii)	600	—	—	600
Derivative instruments in designated hedge accounting relationships – gain (ii)	—	—	2,290	2,290
Cross-currency interest rate swap – gain (iii)	—	—	3,103	3,103
Interest rate swap instrument – gain (iii)	—	—	1,198	1,198
(i) Cash and cash equivalents is in the form of deposits on demand with major financial institutions. Cash equivalents were $nil at March 31, 2025 and March 31, 2024.

(ii) Derivative financial instruments in a gain position are included in deposits, prepaids and other assets, and derivative financial instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.

(iii) The current portion of the cross-currency interest rate swap instrument in a gain position is included in deposits, prepaids and other assets, while the long term portion is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.

During the years ended March 31, 2025 and March 31, 2024, there were no changes in the classification of financial assets as a result of a change in the purpose or use of those assets.

(ii) Fair value measurements: The following table summarizes the Company's financial instruments that are carried or disclosed at fair value and indicates the fair value hierarchy that reflects the significance of the inputs used in making the measurements:

As at					March 31 2025
	Carrying value	Level 1	Level 2	Level 3	Fair value total
Measured at fair value:
Held for trading derivatives that are not designated in hedge accounting relationships	$(6,823)	$—	$(6,823)	$—	$(6,823)
Derivative instruments in designated hedge accounting relationships	(12,255)	—	(12,255)	—	(12,255)
Cross-currency interest rate swap	(6,192)	—	(6,192)	—	(6,192)
Interest rate swap instrument	(6,534)	—	(6,534)	—	(6,534)
Disclosed at fair value:
Long-term debt	(1,543,678)	—	(1,505,614)	—	(1,505,614)

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at					March 31 2024
	Carrying value	Level 1	Level 2	Level 3	Fair value total
Measured at fair value:
Held for trading derivatives that are not designated in hedge accounting relationships	$600	$—	$600	$—	$600
Derivative instruments in designated hedge accounting relationships	2,290	—	2,290	—	2,290
Cross-currency interest rate swap	3,103	—	3,103	—	3,103
Interest rate swap instrument	1,198	—	1,198	—	1,198
Disclosed at fair value:
Long-term debt	(1,171,972)	—	(1,130,183)	—	(1,130,183)

The estimated fair values of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities approximate their respective carrying values due to the short period to maturity. The estimated fair value of long-term debt borrowings under the senior secured credit facility (the "Credit Facility") and other facilities approximates the carrying value due to interest rates approximating current market values. The estimated fair value of the long-term debt reflects the trading price of the the CAD senior unsecured unsecured notes (the "CAD Senior Notes"), and the U.S. Senior Notes as at March 31, 2025.

Derivative financial instruments are carried at fair value. The fair value of the Company's derivative instruments is estimated using a discounted cash flow technique incorporating inputs that are observable in the market or can be derived from observable market data. The derivative contract counterparties are highly rated multinational financial institutions.

During the years ended March 31, 2025 and March 31, 2024, there were no transfers between Level 1 and Level 2 fair value measurements.

(b) Risks arising from financial instruments and risk management:

The Company manages its market risk through the use of various financial derivative instruments. The Company uses these instruments to mitigate exposure to fluctuations in foreign exchange rates. The Company's strategy, policies and controls are designed to ensure that the risks it assumes comply with the Company's internal objectives and its risk tolerance. The Company does not enter into derivative financial agreements for speculative purposes. As such, any change in cash flows associated with derivative instruments is designed to be offset by changes in cash flows of the relevant risk being hedged.

When appropriate, the Company applies hedge accounting. Hedging does not guard against all risks and is not always effective. The Company may recognize financial losses as a result of volatility in the market values of these contracts. The fair values of these instruments represent the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date. The fair value of these derivatives is determined using valuation techniques such as discounted cash flow analysis. The valuation technique incorporates all factors that would be considered in setting a price, including the Company's own credit risk as well as the credit risk of the counterparty.

Foreign currency risk
The Company transacts business in multiple currencies, the most significant of which are the Canadian dollar, the U.S. dollar and the Euro. As a result, the Company has foreign currency exposure with respect

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

to items denominated in foreign currencies that may have an impact on operating results and cash flows. The types of foreign exchange risk can be categorized as follows:

Translation exposure
Each foreign operation's assets and liabilities are translated from the subsidiary's functional currency into Canadian dollars using the exchange rates in effect at the consolidated statement of financial position date. Unrealized translation gains and losses are deferred and included in accumulated other comprehensive income. The cumulative currency translation adjustments are recognized in income when there has been a reduction in the net investment in the foreign operations.

Foreign currency risks arising from the translation of assets and liabilities of foreign operations into the Company's functional currency are hedged under certain circumstances. The Company has assessed the net foreign currency exposure of operations relative to their own functional currency. A fluctuation of +/- 5% in the Euro, and U.S. dollar, provided as an indicative range in a volatile currency environment, would, everything else being equal, have an effect on accumulated other comprehensive income for the year ended March 31, 2025 of approximately +/- $14,148 and $34,635, respectively (2024 +/- $8,602 and $36,925), and on income (loss) before income taxes for the year ended March 31, 2025 of approximately +/- $7,291 and $13,978, respectively (2024 +/- $1,679 and $6,934).

Foreign-currency-based earnings are translated into Canadian dollars each period at prevailing rates. As a result, fluctuations in the value of the Canadian dollar relative to these other currencies will impact reported net income (loss).

Transaction exposure
The Company generates significant revenues in foreign currencies, which exceed the natural hedge provided by purchases of goods and services in those currencies. The Company's risk management objective is to reduce cash flow risk related to foreign currency-denominated cash flows. In order to manage foreign currency exposure in subsidiaries that have transaction exposure in currencies other than the subsidiary's functional currency, the Company enters into forward foreign exchange contracts. The timing and amount of these forward foreign exchange contracts are estimated based on existing customer contracts on hand or anticipated, current conditions in the Company's markets and the Company's past experience. As such, there is not a material transaction exposure.

The Company's U.S. Senior Notes are translated into Canadian dollars at the foreign exchange rate in effect at the consolidated statement of financial position dates. As a result, the Company is exposed to foreign currency translation gains and losses. The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to the U.S. Senior Notes. The balance of the Senior Notes is designated as a hedge of the U.S. dollar-denominated net investment in foreign operations.

Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

In relation to its debt financing, the Company is exposed to changes in interest rates, which may impact the Company's borrowing costs. Floating rate debt exposes the Company to fluctuations in short-term interest rates. The Company manages interest rate risk on a portfolio basis and seeks financing terms in individual arrangements that are most advantageous taking into account all relevant factors, including credit margin, term and basis. The risk management objective is to minimize the potential for changes in interest rates to cause adverse changes in cash flows to the Company. As at March 31, 2025, $479,519 or 30.0% (March 31, 2024 - $408,420 or 34.0%) of the Company's total debt is subject to

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

movements in floating interest rates. A +/- 1% change in interest rates in effect for the fiscal year would, all things being equal, have an impact of +/- $4,795 on income (loss) before income taxes for the year ended March 31, 2025 (March 31, 2024 +/- $4,084).

Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist mainly of cash and cash equivalents, accounts receivable, contract assets and derivative financial instruments. The carrying values of these assets represent management's assessment of the associated maximum exposure to such credit risk. Cash and cash equivalents are held by major financial institutions. Substantially all of the Company's trade accounts receivable and contract assets are due from customers in a variety of industries and, as such, are subject to normal credit risks from their respective industries. The Company regularly monitors customers for changes in credit risk. The Company does not believe that any single industry or geographic region represents significant credit risk. Credit risk concentration with respect to trade receivables is mitigated by the Company's client base being primarily large, multinational customers and a portion of these balances being insured by a third party.

Trade receivables – aged by due date as at	March 31 2025	March 31 2024
Current	$594,154	$316,492
1 – 30 days	31,548	68,454
31 – 60 days	18,521	12,537
61 – 90 days	8,141	13,554
Over 90 days	52,891	32,533
Total	$705,255	$443,570

The movement in the Company's allowance for doubtful accounts for the years ended March 31 was as follows:

	2025	2024
Balance, at April 1	$6,241	$6,501
Provision for doubtful accounts	2,722	2,135
Amounts written off	(536)	(201)
Recoveries	(239)	(2,114)
Foreign exchange	988	(80)
Balance, at March 31	$9,176	$6,241

The Company minimizes credit risk associated with derivative financial instruments by only entering into derivative transactions with highly rated multinational financial institutions, in order to reduce the risk of counterparty default. The Company reviews counterparty credit ratings on a regular basis and sets credit limits when deemed necessary.

Liquidity risk
Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. The Company's process for managing liquidity risk includes ensuring, to the extent possible, that it will have sufficient liquidity to meet its liabilities when they become due. The Company requires authorizations for expenditures on projects and prepares annual capital expenditure budgets to assist with the management of capital. The Company's accounts payable primarily have contractual maturities of less than 90 days, and the contractual cash flows equal their carrying values.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Trade payables – aged by due date as at	March 31 2025	March 31 2024
1 – 30 days	$189,242	$179,521
31 – 60 days	35,959	27,514
61 – 90 days	21,209	7,732
Over 90 days	20,769	6,697
Total	$267,179	$221,464

As at March 31, 2025, the Company was holding cash and cash equivalents of $225,947 (March 31, 2024 - $170,177) and had unutilized lines of credit of $683,535 (March 31, 2024 - $447,339). The Company expects that continued cash flows from operations in fiscal 2026, together with cash and cash equivalents on hand and available credit facilities, will be more than sufficient to fund its requirements for investments in working capital, property, plant and equipment and strategic investments including some potential acquisitions, and that the Company's credit ratings provide reasonable access to capital markets to facilitate future debt issuance.

The Company's long-term debt obligations and scheduled interest payments are presented in note 16.

(c) Hedge accounting and risk management contracts:

Cash flow hedges - foreign currency risk of forecasted purchases and sales
The Company manages foreign exchange risk on its highly probable forecasted revenue and purchase transactions denominated in various foreign currencies. The Company has identified foreign exchange fluctuation risk as the hedged risk. To mitigate the risk, forward currency contracts are designated as the hedging instrument and are entered into to hedge a portion of the purchases and sales. The forward currency contracts limit the risk of variability in cash flows arising from foreign currency fluctuations. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

Cash flow hedges - foreign currency risk on foreign-currency-denominated Senior Notes
The Company uses cross-currency interest rate swaps as derivative financial instruments to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company received interest of 4.125% U.S. per annum and paid interest of 4.169% Canadian. This instrument was settled on December 5, 2024. On December 5, 2024, the Company entered into a cross-currency interest rate swap instrument to swap U.S. $175,000 into Canadian dollars to hedge a portion of its foreign exchange risk related to its U.S. Senior Notes. The Company will receive interest of 4.125% U.S. per annum and pay interest of 3.128% Canadian. The terms of the hedging instrument will end on December 15, 2027. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

Cash flow hedges - variable for fixed interest rate swap
Effective November 4, 2022, the Company entered into a variable for fixed interest rate swap instrument. The instrument swapped the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.241% interest plus a margin and the terms of the hedging instrument ended on November 4, 2024. On November 21, 2023, the Company entered into a variable for fixed interest rate swap instrument to swap the variable interest rate on its $300,000 non-amortized secured term credit facility to a fixed 4.044% interest plus a margin for the period November 4, 2024 to

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

November 4, 2026. The Company has established a hedge ratio of 1:1 for the hedging relationship. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

Hedge of Euro-denominated net investment in foreign operations
The Company manages foreign exchange risk on its Euro-denominated net investments. The Company uses a cross-currency interest rate swap as a derivative financial instrument to hedge a portion of the foreign exchange risk related to its Euro-denominated net investment. On April 20, 2022, the Company entered into a cross-currency interest rate swap instrument to swap 161,142 Euros into Canadian dollars to hedge the net investment in its European operations. The Company will receive interest of 4.169% Canadian per annum and pay interest of 2.351% Euros. This instrument was settled on December 5, 2024. The Company entered into a cross-currency interest rate swap instrument on December 5, 2024 to swap 165,328 Euros into Canadian dollars to hedge the net investment in European operations. The Company will receive interest of 3.128% Canadian per annum and pay interest of 2.645% Euros. The terms of the hedging relationship will end on December 15, 2027. The Company has established a hedge ratio of 1:1 for all of its hedging relationships. The Company has identified counterparty credit risk as the only potential source of hedge ineffectiveness.

During the years ended March 31, 2025 and March 31, 2024, loss of $1,502 and income of $345, respectively, was recognized in selling, general and administrative expenses for the ineffective portion of cash flow hedges.

The following table summarizes the Company's outstanding cash flow hedge positions to buy and sell foreign currencies under forward foreign exchange contracts and cross-currency interest rate swaps:

As at							March 31, 2025
			Carrying amount		Hedging instrument	Hedged item	Cash flow hedge reserves
Item sold	Item bought	Nominal amount (in CAD)	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Changes in fair value used for calculating hedge ineffectiveness	For continuing hedges	For discontinued hedges
Derivative hedging instruments (i)
U.S. dollars	Canadian dollars	394,482	—	7,160	7,160	7,160	7,160	—
Euros	Canadian dollars	159,280	—	4,888	4,888	4,888	4,888	—
U.S. dollars	Euros	8,734	29	—	29	29	29	—
Euros	U.S. dollars	20,590	—	242	242	242	242	—
Euros	Czech Koruna	622	6	—	6	6	6	—

Cross-currency interest rate swap instruments (ii)
U.S. dollars	Canadian dollars	251,790	3,939	—	(13,265)	(13,265)	3,939	—
Canadian dollars	Euros	257,284	—	10,131	3,970	3,970	10,131	—

Interest rate swap instrument (ii)
Variable rate	Fixed rate	300,000	—	6,534	(7,732)	(7,732)	6,534	—

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at							March 31, 2024
			Carrying amount		Hedging instrument	Hedged item	Cash flow hedge reserves
Currency sold	Currency bought	Nominal amount (in CAD)	Assets	Liabilities	Changes in fair value used for calculating hedge ineffectiveness	Changes in fair value used for calculating hedge ineffectiveness	For continued hedges	For discontinued hedges
Derivative hedging instruments (i)
U.S. dollars	Canadian dollars	233,244	1,024	—	1,024	1,024	1,024	—
Euros	Canadian dollars	98,103	1,559	—	1,559	1,559	1,559	—
U.S. dollars	Euros	18,648	—	204	204	204	204	—
Euros	U.S. dollars	10,763	—	26	26	26	26	—
Euros	Czech Koruna	2,740	—	63	63	63	63	—

Cross-currency interest rate swap instruments (ii)
U.S. dollars	Canadian dollars	237,038	17,204	—	1,017	1,017	17,204	—
Canadian dollars	Euros	235,477	—	14,101	(3,383)	(3,383)	14,101	—

Interest rate swap instrument (ii)
Variable rate	Fixed rate	406,350	1,198	—	732	732	1,198	—

(i) Derivative hedging instruments in a gain position are included in deposits, prepaids and other assets, and derivative hedging instruments in a loss position are included in accounts payable and accrued liabilities on the consolidated statements of financial position.

(ii) The current portion of the cross-currency interest rate swap instrument in a gain position is included in deposits, prepaids and other assets, and the long term portion is included in other assets on the consolidated statements of financial position. The cross-currency interest rate swap instrument in a loss position is included in other long-term liabilities on the consolidated statements of financial position.

As at March 31, 2025, the Company is holding the following forward foreign exchange contracts to hedge the exposure on its revenues and purchases:

As at										March 31, 2025
		Less than 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 2 years
Currency sold	Currency bought	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate
Revenue hedges
Euros	U.S. dollars	8,092	1.054	1,323	1.058	—	—	—	—	—	—
U.S. dollars	Canadian dollars	48,977	1.370	48,847	1.369	41,006	1.388	56,221	1.406	194,238	1.397
Euros	Canadian dollars	38,633	1.517	31,342	1.515	34,548	1.511	18,674	1.500	32,680	1.495
U.S. dollars	Euros	7,032	0.922	1,122	0.926	—	—	484	0.946	97	0.941
Euros	Czech Koruna	467	25.220	156	25.230	—	—	—	—	—	—

Purchase hedges
U.S. dollars	Canadian dollars	5,193	1.428	—	—	—	—	—	—	—	—
Euros	U.S. dollars	2,949	1.081	2,910	1.088	2,795	1.092	2,521	1.098	—	—
Euros	Canadian dollars	3,403	1.496	—	—	—	—	—	—	—	—

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at										March 31, 2024
		Less than 3 months		3 to 6 months		6 to 9 months		9 to 12 months		1 to 2 years
Currency sold	Currency bought	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate	Nominal amount	Average hedged rate
Revenue hedges
U.S. dollars	Canadian dollars	65,780	1.352	48,247	1.353	42,539	1.351	24,381	1.360	47,408	1.363
Euros	Canadian dollars	24,842	1.479	28,130	1.483	12,056	1.495	8,768	1.512	20,458	1.524
U.S. dollars	Euros	11,170	0.907	5,224	0.928	2,198	0.905	—	—	—	—
Euros	Czech Koruna	1,279	24.523	877	24.866	584	24.958	—	—	—	—

Purchase hedges
U.S. dollars	Canadian dollars	4,889	1.339	—	—	—	—	—	—	—	—
Euros	U.S. dollars	2,192	1.084	3,208	1.088	3,317	1.093	2,046	1.098	—	—
U.S. dollars	Euros	56	0.919	—	—	—	—	—	—	—	—
Euros	Canadian dollars	3,513	1.480	336	1.473	—	—	—	—	—	—

The following summarizes the Company's amounts included in other comprehensive income that relate to hedge accounting:

As at				March 31, 2025
Cash flow hedges	Change in the value of the hedging instrument recognize in OCI gain (loss)	Hedge ineffectiveness recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss)	Line item affected in profit or loss because of the reclassification
Foreign exchange risk:
Revenue hedges	$(14,744)	$—	$(3,529)	Revenues
Purchase hedges	199	—	(91)	Cost of revenues
Cross-currency interest rate swap	(3,839)	500	—	Net finance costs
Interest rate swap instrument	(7,732)	—	—	Net finance costs

As at				March 31, 2024
Cash flow hedges	Change in the value of the hedging instrument recognize in OCI gain (loss)	Hedge ineffectiveness recognized in profit or loss	Amount reclassified from the cash flow hedge reserve to profit or loss gain (loss)	Line item affected in profit or loss because of the reclassification
Foreign exchange risk:
Revenue hedges	$7,154	$—	$(1,706)	Revenues
Purchase hedges	(4)	—	(80)	Cost of revenues
Cross-currency interest rate swap	1,016	—	—	Net finance costs
Interest rate swap instrument	732	—	—	Net finance costs

Instruments not subject to hedge accounting
As part of the Company's risk management strategy, forward contract derivative financial instruments are used to manage foreign currency exposure related to the translation of foreign currency net assets to the subsidiary's functional currency. As these instruments have not been designated as hedges, the change in fair value is recorded in selling, general and administrative expenses in the consolidated statements of income (loss).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

For the year ended March 31, 2025, the Company recorded risk management losses of $24,117 (gains of $5,448 for the year ended March 31, 2024) on foreign currency risk management forward contracts in the consolidated statements of income (loss). Included in these amounts were unrealized losses of $6,823 (gains of $3,146 during the year ended March 31, 2024), representing the change in fair value. In addition, during the year ended March 31, 2025, the Company realized losses in foreign exchange of $17,294 (gains of $2,302 during the year ended March 31, 2024), which were settled.

14. PROVISIONS

	Warranty	Restructuring	Other	Total
Balance, at March 31, 2023	$11,102	$18,590	$908	$30,600
Provisions made	6,460	22,790	10,362	39,612
Acquisition of subsidiaries	522	—	—	522
Provisions used	(4,862)	(19,445)	(10,352)	(34,659)
Exchange adjustments	(30)	(72)	5	(97)
Balance, at March 31, 2024	$13,192	$21,863	$923	$35,978
Provisions made	4,141	23,972	16,342	44,455
Acquisition of subsidiaries	—	2,008	—	2,008
Provisions used	(7,740)	(29,796)	(15,734)	(53,270)
Exchange adjustments	769	975	45	1,789
Balance, at March 31, 2025	$10,362	$19,022	$1,576	$30,960

Warranty provisions
Warranty provisions are related to sales of products and are based on experience reflecting statistical trends of warranty costs.

Restructuring
Restructuring charges are recognized in the period incurred and when the criteria for provisions are fulfilled. Termination benefits are recognized as a liability and an expense when the Company is demonstrably committed through a formal restructuring plan.

The Company recorded $23,972 for the year ended March 31, 2025 related to the previously disclosed restructuring activities. The costs incurred related primarily to workforce reductions and other reorganization related costs. Included in the restructuring provisions is $1,000 of costs classified as long-term due to country specific requirements for termination benefits (March 31, 2024 - $nil).

Other provisions
Other provisions are related to medical insurance expenses that have been incurred during the period but are not yet paid, and other miscellaneous provisions.

15. EMPLOYEE BENEFITS

The Company operates pension plans for certain of its employees through defined contribution plans, defined benefit plans and other long-term employee benefit plans. The costs associated with defined contribution plans are expensed as incurred. The most recent actuarial valuations of the defined benefit plans and other long-term employee benefit plans were completed as at March 31, 2025. The next valuations are scheduled to be as at March 31, 2026.

The changes in the fair value of assets, the employee benefit obligation and the funded status were as follows:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at	March 31 2025	March 31 2024
Accrued benefit obligations:
Opening balance	$28,382	$29,162
Interest cost	986	1,015
Service cost	921	610
Assumption changes	133	561
Transfers and benefits paid	(2,156)	(2,590)
Exchange and other adjustments	1,394	(376)
Accrued benefit obligations, ending balance	$29,660	$28,382

Plan assets:
Opening balance	$3,797	$3,676
Interest income included in net interest expense	(28)	125
Exchange and other adjustments	86	(4)
Plan assets, ending balance	$3,855	$3,797
Employee benefits liability	$25,805	$24,585
Amounts recognized in other comprehensive income (before tax) were as follows:

As at	March 31 2025	March 31 2024
Total actuarial losses recognized in OCI	$(133)	$(561)

The significant weighted average annual actuarial assumptions used in measuring the accrued benefit obligation were as follows:

As at	March 31 2025	March 31 2024
Discount rate	3.7%	3.8%
Rate of compensation increase	0.7%	0.6%

Sensitivity analysis

Significant actuarial assumptions for the determination of the defined benefit obligation are the discount rate and life expectancy. The sensitivity analyses have been performed based on reasonably possible changes in the respective assumptions occurring at the end of the reporting period, while holding all other assumptions constant.

As at March 31, 2025, the following quantitative analysis shows changes to the significant actuarial assumptions and the corresponding impact on the accrued benefit obligations:

	Discount rate		Life expectancy
	1% increase	1% decrease	Increase by 1 year	Decrease by 1 year
Accrued benefit obligations	$(2,575)	$2,668	$639	$(645)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the changes in assumptions would occur in isolation from one another as some of the assumptions may be correlated.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

The weighted average allocations of plan assets were:

As at	March 31 2025	March 31 2024
Other	100.0%	100.0%
 No plan assets were directly invested in the Company's securities.

The net employee benefits expense included the following components:

Years ended	March 31 2025	March 31 2024
Defined benefit plans
Service cost	$921	$610
Interest cost	986	1,015
	1,907	1,625
Defined contribution plans	11,471	9,871
Net employee benefits expense	$13,378	$11,496
 The Company expects to contribute $nil to its defined benefit plans during the year ending March 31, 2026.

The cumulative actuarial losses, net of income taxes, recognized in retained earnings as at March 31, 2025 were $2,917 (March 31, 2024 - $2,797).

16. BANK INDEBTEDNESS AND LONG-TERM DEBT

On October 5, 2023, the Company amended its Credit Facility to extend the term loan maturity to match the maturity of the revolving line of credit. The Credit Facility consists of (i) a $750,000 secured committed revolving line of credit and (ii) a fully drawn $300,000 non-amortized secured term credit facility; both maturing on November 4, 2026. The Credit Facility is secured by the Company's assets, including a pledge of shares of certain of the Company's subsidiaries. Certain of the Company's subsidiaries also provide guarantees under the Credit Facility. At March 31, 2025, the Company had utilized $452,248 under the Credit Facility, of which $452,248 was classified as long-term debt (March 31, 2024 - $703,972) and $nil by way of letters of credit (March 31, 2024 - $12).
The Credit Facility is available in Canadian dollars by way of prime rate advances, Term CORRA advances and/or Daily Compounded CORRA advances, in U.S. dollars by way of base rate advances and/or Term SOFR advances, in Euros by way of EURIBOR advances, in British pounds sterling by way of Daily Simple SONIA advances, and by way of letters of credit for certain purposes. The interest rates applicable to the Credit Facility are determined based on a net debt-to-EBITDA ratio as defined in the Credit Facility. For prime rate advances and base rate advances, the interest rate is equal to the Agent's prime rate or the Agent's U.S. dollar base rate in Canada, respectively, plus a margin ranging from 0.45% to 2.00%. For Term CORRA advances, Daily Compounded CORRA advances, Term SOFR advances, EURIBOR advances and Daily Simple SONIA advances, the interest rate is equal to the Term CORRA rate, the Daily Compounded CORRA rate, the Term SOFR rate, the EURIBOR rate or the Daily Simple SONIA rate, respectively, plus a margin that varies from 1.45% to 3.00%. The Company pays a fee for usage of financial letters of credit that ranges from 1.45% to 3.00%, and a fee for usage of non-financial letters of credit that ranges from 0.97% to 2.00%. The Company pays a standby fee on the unadvanced portions of the amounts available for advance or drawdown under the Credit Facility at rates ranging

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

from 0.29% to 0.60%. The Company's Credit Facility is subject to changes in market interest rates. Changes in economic conditions outside of the Company's control could result in higher interest rates, thereby increasing its interest expense. The Company uses a variable for fixed interest rate swap to hedge a portion of its Credit Facility (see note 9).

The Credit Facility is subject to financial covenants including a net debt-to-EBITDA test and an interest coverage test. Under the terms of the Credit Facility, the Company is restricted from encumbering any assets with certain permitted exceptions. At March 31, 2025, all of the covenants were met.

The Company has additional credit facilities available of $115,183 (40,059 Euros, $24,000 U.S, 120,000 Thai Baht, 5,000 GBP, 5,000 CNY, $1,000 AUD and $2,038 CAD). The total amount outstanding on these facilities as at March 31, 2025 was $29,400, of which $27,271 was classified as bank indebtedness (March 31, 2024 - $4,060), $2,129 was classified as long-term debt (March 31, 2024 - $2,299) and $nil by way of letters of credit (March 31, 2024 - $376). The interest rates applicable to the credit facilities range from 3.10% to 8.40% per annum, in local currency. A portion of the long-term debt is secured by certain assets of the Company.

The Company's U.S. $350,000 aggregate principal amount of U.S. Senior Notes were issued at par, bear interest at a rate of 4.125% per annum and mature on December 15, 2028. After December 15, 2023, the Company may redeem the U.S. Senior Notes, in whole at any time or in part from time to time, at specified redemption prices and subject to certain conditions required by the U.S. Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the U.S. Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the U.S. Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The U.S. Senior Notes contain customary covenants that restrict, subject to certain exceptions and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the U.S. Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility. Transaction fees of $8,100 were deferred and are being amortized over the term of the U.S. Senior Notes. The Company uses a cross-currency interest rate swap instrument to hedge a portion of its U.S. Senior Notes (see note 9).

On August 21, 2024, the Company completed a private placement of $400,000 aggregate principal amount of CAD Senior Notes. The CAD Senior Notes were issued at par, bear interest at a rate of 6.50% per annum and mature on August 21, 2032. On December 19, 2024, the Company completed a private placement of an additional $200,000 of CAD Senior Notes, bringing the total amount of CAD Senior Notes issued to date to $600,000. The additional CAD Senior Notes were issued at a premium of $1,250 which is classified as long-term debt. The Company may redeem the CAD Senior Notes, at any time after August 21, 2027, in whole or in part, at specified redemption prices and subject to certain conditions required by the CAD Senior Notes. If the Company experiences a change of control, the Company may be required to repurchase the CAD Senior Notes, in whole or in part, at a purchase price equal to 101% of the aggregate principal amount of the CAD Senior Notes, plus accrued and unpaid interest, if any, to, but not including, the redemption date. The CAD Senior Notes contain customary covenants that restrict, subject to certain exception and thresholds, some of the activities of the Company and its subsidiaries, including the Company's ability to dispose of assets, incur additional debt, pay dividends, create liens, make investments, and engage in specified transactions with affiliates.

During the year ended March 31, 2025, the Company incurred transaction costs of $9,604, related to the CAD Senior Notes. The total transaction costs were deferred and will be amortized over the term of the

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

CAD Senior Notes. The Company used the net proceeds from the offerings of the CAD Senior Notes to repay amounts owing under the Credit Facility. At March 31, 2025, all of the covenants were met. Subject to certain exceptions, the CAD Senior Notes are guaranteed by each of the subsidiaries of the Company that is a borrower or has guaranteed obligations under the Credit Facility.

(i) Bank indebtedness

As at	March 31 2025	March 31 2024
Other facilities	$27,271	$4,060

(ii) Long-term debt

As at	March 31 2025	March 31 2024
Credit Facility	$452,248	$703,972
Senior Notes	1,104,740	474,075
Other facilities	2,129	2,299
Issuance costs	(15,439)	(8,374)
	1,543,678	1,171,972
Less: current portion	219	176
	$1,543,459	$1,171,796

Scheduled principal repayments and interest payments on long-term debt as at March 31, 2025 are as follows (variable interest repayments on the Credit Facility are not reflected in the table below as they fluctuate based on the amounts drawn):

	Principal	Interest
Less than one year	$219	$59,758
One - two years	437,156	59,741
Two - three years	15,887	59,723
Three - four years	503,924	59,704
Four - five years	365	38,911
Thereafter	601,566	96,151
	$1,559,117	$373,988

17. SHARE CAPITAL

Authorized share capital of the Company consists of an unlimited number of common shares, without par value, for unlimited consideration.

On December 12, 2024, the Company announced that the Toronto Stock Exchange ("TSX") had accepted a notice filed by the Company of its intention to make a normal course issuer bid ("NCIB"). Under the NCIB, ATS may purchase for cancellation up to a maximum of 8,259,180 common shares during the 12-month period ending December 15, 2025.

During the year ended March 31, 2025, the Company purchased nil common shares under the recently announced NCIB program and 1,020,887 common shares for $44,983 under the previous NCIB program (March 31, 2024 - purchased 300 common shares for $14). At March 31, 2025, a total of 8,259,180 common shares remained available for repurchase under the recently announced NCIB. All purchases

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

are made in accordance with the bid at prevalent market prices plus brokerage fees, or such other prices that may be permitted by the TSX, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. Included in share capital is $900 of transaction costs related to taxes on the share repurchase (note 18).

Subsequent to March 31, 2025, during the period April 1, 2025 to April 12, 2025, the Company purchased 308,758 common shares for cancellation under the NCIB program for $10,000.

The changes in the common shares issued and outstanding during the period presented were as follows:

	Note	Number of common shares	Share capital
Balance, at March 31, 2023		91,602,192	$520,633
Exercise of stock options		105,398	2,754
Common shares purchased and held in trust		(387,794)	(23,820)
Initial public offering, net of offering costs and deferred tax		6,900,000	366,332
Repurchase of common shares		(300)	(2)
Balance, at March 31, 2024		98,219,496	$865,897
Exercise of stock options		19,261	639
Common shares purchased and held in trust	19	(332,165)	(14,690)
Repurchase of common shares		(1,020,887)	(9,831)
Balance, at March 31, 2025		96,885,705	$842,015

On May 30, 2023, the Company announced the closing of its U.S. initial public offering on the New York Stock Exchange. A total of 6,900,000 common shares were sold by the Company, at a price of $55.04 ($41 U.S.) per share, for gross proceeds to the Company of $379,797 ($282,900 U.S.). Offering costs of $17,725 ($13,203 U.S.) were paid and deferred tax of $4,260 ($3,173 U.S.) related to the offering costs were recorded to share capital.

18. TAXATION

(i) Reconciliation of income taxes: Income tax expense differs from the amounts that would be obtained by applying the combined Canadian basic federal and provincial income tax rate to income before income taxes. These differences result from the following items:

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Years ended	Note	March 31 2025	March 31 2024
Income (loss) before income taxes and non-controlling interest		$(82,938)	$246,687
Combined Canadian basic federal and provincial income tax rate		26.50%	26.50%
Income tax expense based on combined Canadian basic federal and provincial income tax rate		$(21,979)	$65,372

Increase (decrease) in income taxes resulting from:
Adjustments in respect of current income tax of previous periods		3,309	603
Non-taxable items net of non-deductible items		(3,848)	(14,391)
Unrecognized assets		(31,343)	12,001
Income taxed at different rates and statutory rate changes		(462)	(8,843)
Manufacturing and processing allowance and all other items		(637)	(2,236)
At the effective income tax rate of 66.3% (March 31, 2024 – 21%)		$(54,960)	$52,506

Income tax expense (recovery) reported in the consolidated statements of income (loss):
Current tax expense		$29,586	$82,421
Deferred tax recovery		(84,546)	(29,915)
		$(54,960)	$52,506

Deferred tax related to items charged or credited directly to equity and goodwill:
Gain (loss) on revaluation of cash flow hedges		$6,524	$(2,212)
Opening deferred tax of acquired company	5	(15,160)	(10,963)
Other items recognized through equity		347	6,215
Income tax charged directly to equity and goodwill		$(8,289)	$(6,960)

(ii) Components of deferred income tax assets and liabilities: Deferred income taxes are provided for the differences between accounting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are comprised of the following:

As at	March 31 2025	March 31 2024
Accounting income not currently taxable	$53,612	$24,782
Intangible assets	(138,615)	(128,423)
Investment tax credits taxable in future years when utilized	(4,781)	(5,332)
Loss available for offset against future taxable income	63,446	9,537
Property, plant and equipment	21,197	19,001
Other	8,590	4,986
Net deferred income tax asset (liability)	$3,449	$(75,449)

Presented as:	March 31 2025	March 31 2024
Deferred income tax assets	$104,022	$5,904
Deferred income tax liabilities	(100,573)	(81,353)
Net deferred income tax asset (liability)	$3,449	$(75,449)

Recognized deferred income tax assets: The Company has determined that previously unrecognized deferred income tax assets qualify for recognition as of March 31, 2025 based on an expectation of future taxable profits in the related jurisdictions as a result of a legal entity consolidation.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Unrecognized deferred income tax assets: Deferred income tax assets have not been recognized in respect of the following item:

As at	March 31 2025	March 31 2024
Losses and other assets available for offset against future taxable income	$51,070	$67,908

Loss carryforwards: As at March 31, 2025, the Company has the following net operating loss carryforwards that are scheduled to expire in the following years:

As at	March 31, 2025
Years of expiry	Non-Canadian	Canadian
2026 - 2032	$9,175	$—
2033 - 2045	26,350	9,204
No expiry	187,917	—
	$223,442	$9,204

As at	March 31, 2024
Years of expiry	Non-Canadian	Canadian
2025 - 2031	$5,006	$6
2032 - 2044	16,720	5
No expiry	114,626	—
	$136,352	$11

At March 31, 2025, the Company has U.S. federal and state capital loss carryforwards of $566 (March 31, 2024 – $533) that do not expire, and Canadian capital loss carryforwards of $86,269 (March 31, 2024 - $89,433) that do not expire.

Investment tax credits: As at March 31, 2025, the Company has investment tax credits available to be applied against future taxes payable in Canada of approximately $26,140 and in foreign jurisdictions of approximately $15,970. The investment tax credits are scheduled to expire as follows:

Years of expiry	Gross ITC balance
2026 - 2030	$8,190
2031 - 2036	2,296
2037 - 2045	31,624
$42,110

The benefit of $30,168 (March 31, 2024 - $19,379) of these investment tax credits has been recognized in the consolidated financial statements. Unrecognized investment tax credits are scheduled to expire between 2041 and 2045.

(iii) The Company has determined that as of the reporting date, undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

(iv) There are temporary differences of $113,654 associated with investments in subsidiaries for which no deferred income tax liability has been recognized (March 31, 2024 - $7,986).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

(v) Pillar Two legislation became enacted in Canada and came into effect on April 1, 2024 for the Company. Pillar Two introduces a 15% global minimum tax on income earned in each jurisdiction where the Company operates. During the year ended March 31, 2025, the Company recognized income tax expense related to Pillar Two income taxes of $2,100 (March 31, 2024 - $nil) in the consolidated statement of income (loss), which was attributable to the Company's earnings in Hungary. The Company has applied the exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

(vi) On June 20, 2024, Bill C-59 received Royal Assent, enacting a 2% tax on certain share buybacks. The impact of this tax is reflected in the consolidated financial statements (note 17).

19. STOCK-BASED COMPENSATION

Employee Share Purchase Plan:
Under the terms of the Company's Employee Share Purchase Plan, qualifying employees of the Company may set aside funds through payroll deductions for an amount up to a maximum of 10% of their base salary or $10,000 in any one calendar year. Subject to the member not making withdrawals from the plan, the Company makes contributions to the plan equal to 20% of a member's contribution to the plan during the year, up to a maximum of 1% of the member's salary or $2,000. Shares for the plan may be issued from treasury or purchased in the market as determined by the Company's Board of Directors. During the years ended March 31, 2025 and March 31, 2024, no shares were issued from treasury related to the plan.

Stock Option Plan:
The Company uses a stock option plan to attract and retain key employees, officers and directors. Under the Company's 1995 Stock Option Plan (the "1995 Plan"), the shareholders have approved a maximum of 5,991,839 common shares for issuance, with the maximum reserved for issuance to any one person at 5% of the common shares outstanding at the time of the grant. Time-vested stock options vest over four-year periods. The exercise price is either the price of the Company's common shares on the TSX at closing for the day prior to the date of the grant or the five-day volume weighted average price of the Company's common shares on the TSX prior to the date of the grant. Stock options granted under the 1995 Plan may be exercised during periods not exceeding seven years from the date of grant, subject to earlier termination upon the option holder ceasing to be a director, officer or employee of the Company. Stock options issued under the 1995 Plan are non-transferable. Any stock option granted that is cancelled or terminated for any reason prior to exercise is returned to the pool and becomes available for future stock option grants. In the event that the stock option would otherwise expire during a restricted trading period, the expiry date of the stock option is extended to the 10th business day following the date of expiry of such period. In addition, the 1995 Plan restricts the granting of stock options to insiders that may be under the 1995 Plan.

Under the Company's 2006 Stock Option Plan (the "2006 Plan"), the shareholders have approved a maximum of 5,159,000 common shares for issuance. The terms of the 2006 Plan are identical to those of the 1995 Plan, except that the maximum number of common shares to be issued pursuant to the issue of options under the 2006 Plan is 5,159,000 common shares.

As at March 31, 2025, there are a total of 1,560,749 common shares remaining for future stock option grants under both plans (March 31, 2024 - 1,751,082).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Years ended		March 31 2025		March 31 2024
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Stock options outstanding, beginning of year	823,527	$33.56	785,429	$26.69
Granted	241,327	45.37	176,112	57.71
Exercised (i)	(19,261)	25.70	(105,398)	20.45
Forfeited	(50,994)	47.39	(32,616)	40.86
Stock options outstanding, end of year	994,599	$35.87	823,527	$33.56
Stock options exercisable, end of year, time-vested options	531,910	$28.06	369,483	$24.54

(i) For the year ended March 31, 2025, the weighted average share price at the date of exercise was $40.13 (March 31, 2024 - $57.26).

As at March 31, 2025		Stock options outstanding		Stock options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.22 - $25.48	286,447	1.9 years	$20.45	286,447	$20.45
$25.49 - $32.92	156,548	3.2 years	30.07	114,132	30.07
$32.93 - $40.58	173,848	4.2 years	35.78	84,726	35.78
$40.59 - $57.71	377,756	5.6 years	50.01	46,605	55.87
$20.22 - $57.71	994,599	3.9 years	$35.87	531,910	$28.06

The fair values of the Company's stock options issued during the periods presented were estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. Expected stock price volatility was determined at the time of the grant by considering historical share price volatility. Expected stock option grant life was determined at the time of the grant by considering the average of the grant vesting period and the grant exercise period.

Years ended	March 31 2025	March 31 2024
Weighted average risk-free interest rate	3.75%	3.52%
Dividend yield	0%	0%
Weighted average expected volatility	35%	36%
Weighted average expected life	4.75 years	4.77 years
Number of stock options granted: Time-vested	241,327	176,112
Weighted average exercise price per option	$ 45.37	$ 57.71
Weighted average value per option: Time-vested	$ 16.45	$ 20.83

Restricted Share Unit Plan:
During the year ended March 31, 2025, the Company granted 255,055 time-vesting restricted share units ("RSUs"), (161,568 in the year ended March 31, 2024) and 210,803 performance-based RSUs, (126,944 in the year ended March 31, 2024). The Company measures these RSUs based on the fair value at the date of grant and a compensation expense is recognized over the vesting period in the consolidated statements of income (loss) with a corresponding increase in contributed surplus. The performance-based RSUs vest upon successful achievement of certain operational and share price targets.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

On May 18, 2022, the RSU plan was amended so that RSUs granted may be settled in ATS Common Shares, where deemed advisable by the Company, as an alternative to cash payments. It is the Company's intention to settle these RSUs with ATS Common Shares and therefore the Company measures these RSUs as equity awards based on fair value. At March 31, 2025, 1,057,455 shares are held in a trust and may be used to settle some or all of the RSU grants when they are fully vested (March 31, 2024 - 725,290 shares). The trust is consolidated in the Company's annual audited consolidated financial statements with the value of the acquired common shares presented as a reduction of share capital.

The RSUs issued prior to May 18, 2022 give the employee the right to receive a cash payment based on the market value of a common share of the Company. The RSU liability is recognized quarterly based on the expired portion of the vesting period and the change in the Company's stock price. The change in value of the RSU liability is included in the consolidated statements of income (loss) in the period of the change. At March 31, 2025, the value of the outstanding liability related to the RSU plan was $9 (March 31, 2024 - $13,875). The RSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position.

The weighted average remaining vesting period for the time-vesting RSUs and performance-based RSUs to be settled in cash is 0.25 years.

Deferred Stock Unit Plan:
The Company offers a Deferred Stock Unit Plan ("DSU Plan") for members of the Board. Under the DSU Plan, each non-employee director may elect to receive all or a portion of his or her annual compensation in the form of notional common shares of the Company called deferred stock units ("DSUs"). The issue and redemption prices of each DSU are based on a five-day volume weighted average trading price of the Company's common shares for the five trading days prior to issuance or redemption. Under the terms of the DSU Plan, directors are not entitled to convert DSUs into cash until retirement from the Board. The value of each DSU, when converted to cash, will be equal to the market value of a common share of the Company at the time the conversion takes place.

During the year ended March 31, 2025, the Company granted 43,456 units (March 31, 2024 - 32,498 units). During the years ended March 31, 2025 and March 31, 2024, no units were redeemed upon directors' retirement from the Board. As at March 31, 2025, the value of the outstanding liability related to the DSUs was $17,031 (2024 - $19,661).The DSU liability is revalued at each reporting date based on the change in the Company's stock price. The DSU liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position. The change in the value of the DSU liability is included in the consolidated statements of income (loss) in the period of the change.

The following table shows the compensation expense related to the Company's share-based payment plans:

For the years ended	March 31 2025	March 31 2024
Stock options	$2,832	$2,454
RSUs	8,976	14,240
DSUs	(2,630)	(2,904)
	$9,178	$13,790
The decrease in stock-based compensation costs for the year ended March 31, 2025 is attributable to lower expenses from the revaluation of performance-based RSUs and DSUs based on the market price of the Company's shares.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

20. COMMITMENTS AND CONTINGENCIES

The minimum purchase obligations are as follows as at March 31, 2025:
Less than one year	$385,207
One - two years	13,328
Two - three years	2,214
Three - four years	1,548
Four - five years	1,046
More than five years	540
$403,883

The Company's off-balance sheet arrangements consist of purchase obligations, primarily commitments for material purchases, which have been entered into in the normal course of business.

In accordance with industry practice, the Company is liable to customers for obligations relating to contract completion and timely delivery. In the normal conduct of its operations, the Company may provide letters of credit as security for advances received from customers pending delivery and contract performance. In addition, the Company provides letters of credit for post-retirement obligations and may provide letters of credit as security on equipment under lease and on order. As at March 31, 2025, the total value of outstanding letters of credit was approximately $279,383 (March 31, 2024 - $171,065).

In the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company does not believe that the ultimate outcome of these matters will have a material impact on its consolidated statements of financial position.

21. SEGMENTED DISCLOSURE

The Company's operations are reported as one operating segment, Automation Systems, which plans, allocates resources, builds capabilities and implements best practices on a global basis.

Geographic segmentation of revenues is determined based on revenues by customer location. Non-current assets represent property, plant and equipment, right-of-use assets and intangible assets that are attributable to individual geographic segments, based on location of the respective operations.

As at	March 31, 2025
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$32,751	$67,254	$84,269
United States	22,935	145,788	450,892
Germany	24,485	55,700	46,256
Italy	18,662	44,539	135,217
Other Europe	19,959	9,169	33,724
Other	3,499	2,598	8,173
Total Company	$122,291	$325,048	$758,531

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at	March 31, 2024
	Right-of-use assets	Property, plant and equipment	Intangible assets
Canada	$30,483	$62,895	$28,558
United States	11,273	143,642	434,039
Germany	24,849	35,158	38,945
Italy	16,819	39,439	133,447
Other Europe	17,627	13,581	34,672
Other	4,610	2,262	9,886
Total Company	$105,661	$296,977	$679,547

Revenues from external customers for the years ended	March 31 2025	March 31 2024
Canada	$131,465	$113,386
United States	1,036,378	1,488,331
Germany	251,138	284,335
Italy	87,842	117,117
Other Europe	599,078	588,604
Other	427,387	441,110
Total Company	$2,533,288	$3,032,883

For the year ended March 31, 2025, the Company did not have revenues from a single customer that amounted to 10% or more of total consolidated revenues. For the year ended March 31, 2024, the Company had revenues from a single customer that amounted to 25.1% or more of total consolidated revenues.

22. REVENUE FROM CONTRACTS WITH CUSTOMERS

(a) Revenue by type:

For the years ended	March 31 2025	March 31 2024
Revenues from construction contracts	$1,311,119	$1,972,816
Services rendered	651,143	614,690
Sale of goods	571,026	445,377
Total Company	$2,533,288	$3,032,883

(b) Disaggregation of revenue from contracts with customers:

Revenues by market for the years ended	March 31 2025	March 31 2024
Life Sciences	$1,471,797	$1,268,546
Food & Beverage	416,879	435,005
Consumer Products	335,690	287,228
Transportation	184,971	933,329
Energy	123,951	108,775
Total Company	$2,533,288	$3,032,883

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

Timing of revenue recognition based on transfer of control for the years ended	March 31 2025	March 31 2024
Goods and services transferred at a point in time	$571,026	$445,377
Goods and services transferred over time	1,962,262	2,587,506
Total Company	$2,533,288	$3,032,883

(c) Backlog:

The following table presents the aggregate amount of the revenues expected to be realized in the future from partially or fully unsatisfied performance obligations as at March 31, 2025 and March 31, 2024. The amounts disclosed below represent the value of firm orders and do not include constrained variable consideration or letters of intent. Such orders may be subject to future modifications that could impact the amount and/or timing of revenue recognition.

Revenues expected to be recognized in:	March 31 2025	March 31 2024
Less than one year	$1,648,000	$1,215,000
Thereafter	491,000	578,000
Total	$2,139,000	$1,793,000

(d) Accounts receivable:

As at	March 31 2025	March 31 2024
Trade accounts receivable	$705,255	$443,570
Less: allowance for expected credit loss	(9,176)	(6,241)
Trade accounts receivables, net	$696,079	$437,329
Other accounts receivable	23,356	34,016
Total	$719,435	$471,345

(e) Contract balances:

As at	March 31 2025	March 31 2024
Trade receivables	$696,079	$437,329
Contract assets	503,552	704,703
Contract liabilities	(330,134)	(312,204)
Unearned revenue (i)	(97,777)	(51,056)
Net contract balances	$771,720	$778,772
(i) The unearned revenue liability is included in accounts payable and accrued liabilities on the consolidated statements of financial position.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

As at	March 31 2025	March 31 2024
Contracts in progress:
Costs incurred	$4,443,488	$3,936,631
Estimated earnings	1,467,315	1,354,259
	5,910,803	5,290,890
Progress billings	(5,737,385)	(4,898,391)
Net contract assets and liabilities	$173,418	$392,499

Contract assets relate to revenue earned in exchange of goods or services that have been transferred to a customer. These assets are transferred to accounts receivable when billed. As such, the balances of this account vary and depend on the timing of billings on contracts at the end of the year.

Contract liabilities represent the obligation to transfer goods and services for which the Company has received consideration. The balance of this account is dependent on timing of progress on the contract as well as receipts from customers, and as such, will vary.

The outstanding contract asset and contract liability balances decreased by $201,151 and increased by $17,930, respectively during the year ended March 31, 2025. The Company reached an agreement with an electric vehicle ("EV") customer on May 23, 2025, with respect to previously disclosed outstanding payments, where the Company expects to receive $194,000 (U.S. $134,750) in the first quarter of fiscal 2026, with no further work required by the Company. All previously recorded amounts related to the program with the customer have been written off, resulting in an increase to net loss of $129,000 after income taxes ($171,090 before income taxes). The increase to net loss has been recorded as a reduction to revenues of $146,900, as the settlement agreement is accounted for as a contract modification under IFRS 15, and an increase to selling, general and administrative expenses of $24,190 (note 23). The decrease in net contract assets and liabilities is primarily related to the impacts of the agreement, in addition to the timing of billings on certain customer contracts.

23. OPERATING COSTS AND EXPENSES

Depreciation, amortization and employee benefit expenses recorded in the consolidated statements of income (loss) are detailed as follows:

For the years ended	March 31 2025	March 31 2024
Included in cost of revenues:
Depreciation of property, plant and equipment	$24,793	$20,235
Amortization of right-of-use assets	27,146	24,021
Amortization of intangible assets	13,247	11,238
Wages, salaries and other employee benefits	867,743	977,273

Included in selling, general and administrative expenses:
Depreciation of property, plant and equipment	$8,881	$8,220
Amortization of right-of-use assets	6,678	5,635
Amortization of intangible assets	71,925	71,825
Wages, salaries and other employee benefits	267,616	221,888
EV customer settlement - other	24,190	—
Retirement benefits (i)	13,378	11,496
(i) Includes defined benefit and defined contribution plan expenses.

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

24. NET FINANCE COSTS

For the years ended	Note	March 31 2025	March 31 2024
Interest expense		$92,195	$65,210
Interest on lease liabilities	8	6,048	5,473
Interest income		(6,049)	(1,979)
		$92,194	$68,704

25. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share
Earnings (loss) per common share is calculated by dividing earnings (loss) attributable to common shareholders by the weighted average number of common shares outstanding.

Diluted earnings (loss) per share
The treasury stock method is used to determine the dilutive impact of stock options and RSUs. This method assumes any proceeds from the exercise of stock options and vesting of RSUs would be used to purchase common shares at the average market price during the period.

For the years ended	March 31 2025	March 31 2024
Weighted average number of common shares outstanding	97,975,703	97,761,731
Dilutive effect of RSUs	—	140,747
Dilutive effect of performance-based RSUs	—	328,044
Dilutive effect of stock option conversion	—	344,794
Diluted weighted average number of common shares outstanding (i)	97,975,703	98,575,316

(i) The weighted average number of common shares outstanding equals the diluted weighted average number of common shares outstanding as all stock-based compensation is antidilutive as of March 31, 2025.

The Company presents basic and diluted earnings (loss) per share data. Basic earnings (loss) per share is calculated by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for common shares held in trust under the RSU Plans. Diluted earnings (loss) per share is determined by further adjusting the weighted average number of common shares outstanding for the effects of all potential dilutive shares, which comprise stock options, RSUs and performance-based RSUs granted to executive officers and designated employees.

For the year ended March 31, 2025, stock options to purchase 584,137 common shares, 165,729 RSUs and 294,413 performance-based RSUs are excluded from the weighted average number of common shares in the calculation of diluted earnings per share as they are anti-dilutive (164,263 common shares, 146,826 RSUs and nil performance-based RSUs were excluded for the year ended March 31, 2024).

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

26. SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth the supplemental cash flow information on net change in non-cash working capital:

For the years ended	March 31 2025	March 31 2024
Accounts receivable	$(240,675)	$(50,516)
Income tax receivable	(18,238)	2,181
Contract assets	201,151	(178,224)
Inventories	1,562	(12,197)
Deposits, prepaids and other assets	(3,017)	3,063
Accounts payable and accrued liabilities	42,131	(69,923)
Income tax payable	(7,085)	5,126
Contract liabilities	17,930	14,944
Provisions	(7,026)	4,840
Foreign exchange and other	5,299	5,070
Total change in non-cash working capital	$(7,968)	$(275,636)

27. CAPITAL MANAGEMENT

The Company's capital management framework is designed to ensure the Company has adequate liquidity, financial resources and borrowing capacity to allow financial flexibility and to provide an adequate return to shareholders. The Company defines capital as the aggregate of equity (excluding accumulated other comprehensive income), bank indebtedness, long-term debt, lease liabilities and cash and cash equivalents.

The Company monitors capital using the ratio of total debt to equity. Total debt includes bank indebtedness, long-term debt and lease liabilities as shown on the consolidated statements of financial position. Equity includes all components of equity, less accumulated other comprehensive income. The Company also monitors an externally imposed covenant of senior net debt to EBITDA of not greater than 3.5 to 1 (note 16). For the years ended March 31, 2025 and March 31, 2024, the Company operated with a ratio below the externally imposed covenant. The Company is prepared to increase the total debt-to-equity ratio and net debt-to-EBITDA ratio if appropriate opportunities arise.

The capital management criteria can be illustrated as follows:

As at	March 31 2025	March 31 2024
Equity excluding accumulated other comprehensive income	$1,542,502	$1,619,792
Long-term debt	1,543,678	1,171,972
Lease liabilities	129,393	111,379
Bank indebtedness	27,271	4,060
Cash and cash equivalents	(225,947)	(170,177)
Capital under management	$3,016,897	$2,737,026
Debt-to-equity ratio	1.10:1	0.79:1

ATS CORPORATION
Notes to Consolidated Financial Statements
    (in thousands of Canadian dollars, except per share amounts)

28. RELATED PARTY DISCLOSURE

The Company has an agreement with a shareholder, Mason Capital Management, LLC ("Mason Capital"), pursuant to which Mason Capital agreed to provide ATS with ongoing strategic and capital markets advisory services for an annual fee of U.S. $500. As part of the agreement, Michael Martino, a member of the Company's Board of Directors who is associated with Mason Capital, has waived any fees to which he may have otherwise been entitled for serving as a member of the Board or as a member of any committee of the Board.

The compensation of the Board and key management personnel is determined by the Board on recommendation from the Human Resources Committee of the Board:

For the years ended	March 31 2025	March 31 2024
Short-term employee benefits	$4,601	$5,710
Fees	696	677
Stock-based compensation (i)	3,792	6,242
Post-employment benefits	64	59
Total remuneration	$9,153	$12,688

(i) Stock-based compensation includes approximately $(5,300) (March 31, 2024 - approximately $(6,700)) related to changes in the fair value of cash-settled plans due to the decrease in the Company's share price during the year.

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel.