Form 40-F
period 2026-03-31
ATS Corp /ATS
filed 2026-05-28
CIK 1394832

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[Check one]

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026             Commission File Number 001-41713

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

98,106,632 Common Shares outstanding as of March 31, 2026

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

☐

FORWARD-LOOKING STATEMENTS

Certain statements in this annual report on Form 40-F (the “Annual Report”) of ATS Corporation (the “Company”, the “Registrant” or “ATS”), including the documents incorporated by reference herein, contains certain statements that may constitute forward-looking information and forward-looking statements within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). All such statements are made pursuant to the “safe harbor” provisions of Canadian provincial and territorial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts regarding possible events, conditions or results of operations that ATS believes, expects or anticipates will or may occur in the future, including, but not limited to: the value creation strategy; the ATS Business Model ("ABM"); the Company’s strategy to expand organically and through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, and the expected benefits to be derived therefrom; the development of the Company's digitalization capabilities; various market opportunities for ATS; potential impacts of variability in bookings caused by the timing and geographies of customer capital expenditure decisions on larger opportunities; expected results of reorganization activity and their anticipated timeline; the Company’s belief with respect to the outcome or impact of any lawsuits, claims, counterclaims and contingencies; the remediation plan for the material weakness in the Company's internal control over financial reporting; and the uncertainty and potential impact on the Company’s business and operations due to the current macro-economic environment including the impacts of inflation, uncertainty caused by supply chain dynamics, interest rate changes, decreases in availability and a corresponding increase in cost of energy and supplies, global price increases, and shifting trade dynamics.

Forward-looking statements are inherently subject to significant known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of ATS, or developments in ATS’ business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements. Important risks, uncertainties and factors that could cause actual results to differ materially from expectations expressed in the forward-looking statements include, but are not limited to, the impact of regional or global conflicts; general market performance including capital market conditions and availability and cost of credit; risks related to the shifting trade dynamics; risks related to a recession, slowdown, and/or sustained downturn in the economy; performance of the markets that ATS serves; industry challenges in securing the supply of labor, materials and, in certain jurisdictions, energy sources such as natural gas; impact of inflation; interest rate changes; foreign currency and exchange risk; the relative weakness of the Canadian dollar; risks related to customer concentration; impact of factors such as increased pricing pressure, increased cost of energy and supplies and delays in relation thereto, and possible margin compression; the regulatory and tax environment; the emergence of new infectious diseases or any epidemic or pandemic outbreak or resurgence, and collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets, and legislative and regulatory responses; that the ABM is not effective in accomplishing its goals; inability to successfully expand organically or through development of new markets and business platforms, expanding service offerings, investment in innovation and product development, and strategic and disciplined acquisition, due to an inability to grow expertise, personnel, and/or facilities at required rates or to identify, negotiate and conclude one or more acquisitions, or to raise, through debt or equity, or otherwise have available, required capital; that the market opportunities ATS anticipates do not materialize or that ATS is unable to exploit such opportunities; that the Company is unable to expand in emerging markets, or is delayed in relation thereto, due to any number of reasons, including inability to effectively execute organic or inorganic expansion plans, focus on other business priorities, or local government regulation or delays; the impacts of inflation, uncertainty caused by the supply chain dynamics, interest rate changes, shifting trade dynamics, and regional or global conflicts that have in the past and may in the future lead to significant price and trading fluctuations in the market price for securities in the stock markets, including the Toronto Stock Exchange and the New York Stock Exchange ("NYSE"); energy shortages and global price increases; the failure to realize the savings expected from reorganization activity or within the expected timelines; the remediation plan for the material weakness in the Company's internal control over financial reporting and the upgraded ERP system are not effective; risk that the ultimate outcome of lawsuits, claims, and contingencies give rise to material liabilities for which no provisions have been recorded; that the Company is not successful in growing its product portfolio and/or service offering or that expected benefits are not realized; that acquisitions made are not integrated as quickly or effectively as planned or expected and, as a result, anticipated benefits and synergies are not realized; underlying trends driving customer demand will not materialize or have the impact expected; the consequence of activist initiatives on the business performance, results, or share price of the Company; the impact of analyst reports on price and trading volume of ATS’ shares; and other risks and uncertainties detailed from time to time in ATS' filings with securities regulators, including, without limitation, the risk factors described in the Registrant’s Annual Information Form incorporated by reference herein.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into U.S. dollars on March 31, 2026, the last business day of our fiscal year, based upon the daily average exchange rate as reported by the Bank of Canada, was C$1.00 = U.S.$0.7174.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided under the heading "Disclosure Controls and Procedures" contained in the Registrant's Management Discussion and Analysis for the year ended March 31, 2026 filed as Exhibit 99.2 to this annual report on Form 40-F ("2026 MD&A"), is incorporated by reference herein.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading "Management's Report on Internal Control Over Financial Reporting" contained in the 2026 MD&A, is incorporated by reference herein.

AUDITOR'S ATTESTATION REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading "Report of Independent Registered Public Accounting Firm" contained in the Registrant's Audited Consolidated Financial Statements for the year ended March 31, 2026 filed as Exhibit 99.3 to this annual report on Form 40-F ("2026 Financial Statements"), is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided under the heading "Changes in Internal Control Over Financial Reporting" contained in the 2026 MD&A, is incorporated by reference herein.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended March 31, 2026.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that it has at least one audit committee financial expert (as defined in paragraph 8(b) of General Instructions B of Form 40-F) serving on its audit and finance committee (the "Audit and Finance Committee"). Joanne S. Ferstman has been designated an audit committee financial expert. Each individual member of the Audit and Finance Committee has been determined to be an independent director and is each independent, as such term is defined under Canadian Securities Administrators' National Instrument 52-110 (Audit Committees), which is the Canadian corporate governance rule that applies to the Registrant, and under the standards of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and NYSE's listing standards applicable to the Registrant. The Commission has indicated that the designation or identification of an audit committee financial expert does not deem that audit committee financial expert an “expert” for any purpose, impose any duties, obligations or liability on such audit committee financial expert that are greater than those imposed on members of the Audit and Finance Committee and board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit and Finance Committee or board of directors.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Registrant's auditor is Ernst & Young LLP (Toronto, ON, Canada, PCAOB ID# 1263).

The information provided under the heading "Compensation of Auditors" contained in the Registrant's Annual Information Form for the year ended March 31, 2026 filed as Exhibit 99.1 to this Annual Report ("2026 AIF"), is incorporated by reference herein.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The information provided under the heading "Audit Committee Information" contained in the 2026 AIF is incorporated by reference herein. No audit-related fees, tax fees or other non-audit fees were approved by the Audit and Finance Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading "Contractual Obligations" contained in the Registrant's Management Discussion and Analysis of the year ended March 31, 2026 filed as Exhibit 99.2 to this Annual Report ("2026 MD&A") is incorporated by reference herein.

CONTRACTUAL AND OTHER OBLIGATIONS

The tabular disclosure provided under the heading "Contractual Obligations" contained in the 2026 MD&A is incorporated by reference herein.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant's Board of Directors has established an Audit and Finance Committee. The Audit and Finance Committee consists of three directors: Joanne S. Ferstman, Daniel Pryor and Avik Dey. Each of Ms. Ferstman, Mr. Pryor and Mr. Dey is, in the opinion of the Registrant's Board of Directors, independent (as determined under Rule 10A-3 of the Exchange Act and NYSE Listed Company Manual) and financially literate. Further disclosure is provided under the heading "Audit Committee Information" contained in the 2026 AIF incorporated by reference herein.

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

EXHIBIT INDEX

The following documents are being filed as exhibits to this Annual Report.

97	Clawback Policy (incorporated by reference to Exhibit 97 from the Registrant's Annual Report on Form 40-F (File No. 001-41713) filed with the Commission on May 16, 2024)
99.1	Annual Information Form for the year ended March 31, 2026
99.2	Management Discussion and Analysis for the year ended March 31, 2026
99.3	Audited consolidated Financial Statements for the year ended March 31, 2026
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of interim Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Certificate of interim Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.8	Consent of Independent Registered Public Accounting Firm
101	Inline Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

ATS CORPORATION (Registrant)

Date: May 28, 2026	By:	/s/ Gordon Raman
Name: Gordon Raman
Title: Chief Legal Officer